                                             RULE NO. 424(b)(3)
                                             REGISTRATION NO. 333-35910



PROSPECTUS SUPPLEMENT NO. 1 DATED AUGUST 31, 2000
(To Prospectus dated August 3, 2000)

                                    [LOGO]

    16,500,000 shares of 7% Series D Cumulative Convertible Preferred Stock
           15,430,800 shares of Common Stock issuable on conversion
            5,000,000 shares of Common Stock issuable as dividends
              750,000 shares of Common Stock issuable in exchange
                      for funds held in a deposit account

                     _____________________________________


        This supplement amends and supplements certain information contained in the prospectus, dated August 3, 2000. This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendment or supplements to the prospectus. The information contained in this supplement supersedes any contrary statements contained in the prospectus.

        This supplement relates to the sale from time to time by the selling shareholders of up to 16,500,000 shares of our Series D preferred stock and up to 15,430,800 shares of our common stock issuable upon conversion of the Series D preferred stock. In addition, we may issue to the selling shareholders up to 5,000,000 shares of common stock as dividends on the Series D preferred stock and up to 750,000 shares of common stock in lieu of cash payments otherwise required under the deposit account arrangement described in the prospectus.

                      __________________________________

                The date of this supplement is August 31, 2000

                              SELLING SHAREHOLDERS

     In February 2000 we issued an aggregate of 16,500,000 shares of our Series D preferred stock in an offering made pursuant to Rule 144A under the Securities Act of 1993. The Series D preferred stock is convertible into shares of our common stock.

     None of the selling shareholders has held any position or office or had a material relationship with PSINet or any of its affiliates within the past three years, except for Donaldson, Lufkin & Jenrette Securities Corporation, which, from time to time, has served as our investment banker and an underwriter and initial purchaser of our securities and Merrill Lynch, Pierce Fenner and Smith Inc. which, from time to time, has served as an underwriter and initial purchaser of our securities.

     The following table sets forth information as of August 30, 2000, which has been provided to us by the selling shareholders, regarding beneficial ownership of our Series D preferred stock and common stock by each selling shareholder.

                                              Shares                 Shares That              Shares Owned
                                           Beneficially              May Be Sold             After Offering
                                             Owned(1)              Pursuant to This
                                                                      Prospectus
                                     -----------------------    ----------------------  ----------------------
                                      Series D      Common       Series D     Common     Series D       Common
                                     Preferred     Stock(2)     Preferred     Stock      Preferred     Stock(3)
                                       Stock                      Stock                    Stock
                                     ----------  -------------  ----------  ----------  ------       -------
                                       No. of       No. of        No. of      No. of    No. of   %   No. of    %
Selling Shareholders                   Shares       Shares        Shares      Shares    Shares  ---  Shares   ---
-----------------------------------  ----------  -------------  ----------  ----------  ------       -------
AIG Soundshore Holdings
Ltd................................     103,000     253,332        103,000      96,326      --  -    157,006  -
AIG SoundShore Strategic Holding
 Fund Ltd..........................      21,400      58,225         21,400      20,014      --  -     38,212  -
Allstate Insurance Company.........      42,000      39,279         42,000      39,279      --  -         --  -
Alscott Investments, LLC...........      56,006      52,377         56,006      52,377      --  -         --  -
Alta Partners Holdings, LDC........      50,000      46,760         50,000      46,760      --  -         --  -
Argent Classic Convertible               50,000      46,760
 Arbitrage Fund (Bermuda)
L.P................................      50,000      46,760         50,000      46,760      --  -         --  -
Arkansas Teachers Retirement System      42,061      39,336         42,061      39,336      --  -         --  -
Aspen Balanced Portfolio...........     289,956     271,167        289,956     271,167      --  -         --  -
Aspen Equity Income Portfolio......       2,201       2,059          2,201       2,059      --  -         --  -
Aspen Global Technology Portfolio..      32,620      30,507         32,620      30,507      --  -         --  -
Aspen Growth & Income
Portfolio..........................      31,446      29,409         31,446      29,409      --  -         --  -
Bank America Pension Plan..........      75,000      70,140         75,000      70,140      --  -         --  -
Baptist Health of South Florida....       2,412       2,256          2,412       2,256      --  -         --  -
BNP Arbitrage SNC..................      27,500      53,218         27,500      25,718      --  -     27,500  -
BNY Hamilton Equity Income Fund....     120,000      112,224       120,000     112,224      --  -         --  -
Boston Museum of Fine Arts.........       1,418       1,327          1,418       1,327      --  -         --  -
California Public Employees'
 Retirement System.................     165,000     154,308        165,000     154,308      --  -         --  -
Champion International Corporation.      11,123      10,403         11,123      10,403      --  -         --  -

                                              Shares                 Shares That              Shares Owned
                                           Beneficially              May Be Sold             After Offering
                                             Owned(1)              Pursuant to This
                                                                      Prospectus
                                     -----------------------    ----------------------  ----------------------
                                      Series D      Common       Series D     Common     Series D       Common
                                     Preferred     Stock(2)     Preferred     Stock      Preferred     Stock(3)
                                       Stock                      Stock                    Stock
                                     ----------  -------------  ----------  ----------  ------       -------
                                       No. of       No. of        No. of      No. of    No. of   %   No. of    %
Selling Shareholders                   Shares       Shares        Shares      Shares    Shares  ---  Shares   ---
-----------------------------------  ----------  -------------  ----------  ----------  ------       -------
Chrysler Corporation Master
 Retirement Trust..................     163,800     153,186        163,800     153,186      --  -         --  -
Circlet (IMA) Limited..............      66,700      62,378         66,700      62,378      --  -         --  -
Deephaven Domestic Convertible
 Trading Ltd.......................      92,500      86,506         92,500      86,506      --  -         --  -
Delaware PERS......................      45,000      42,084         45,000      42,084      --  -         --  -
Delta Airlines Inc. Retirement Plan     178,480     166,915        178,400     166,915      --  -         --  -
Deeprock & Co......................      75,000      70,140         75,000      70,140      --  -         --  -
Deutsche Bank Securities Inc.......   1,353,000   1,265,326      1,353,000   1,265,326      --  -         --  -
Donaldson, Lufkin & Jenrette
 Securities Corp...................     690,519     645,774        690,519     645,774      --  -         --  -
ECT Investments, Inc...............     150,000     140,280        150,000     140,280      --  -         --  -
Engineers Joint Pension Fund.......       5,750       5,378          5,750       5,378      --  -         --  -
Family Service Life
Insurance Co.......................      12,000      11,223         12,000      11,223      --  -         --  -
Federated Insurance Series,                          24,316         26,000      24,316      --  -         --  -
on behalf of its Federated Utility
 Fund II...........................      26,000      24,316         26,000      24,316      --  -         --  -
Federated Utility Fund, Inc........     197,200     184,422        197,200     184,422      --  -         --  -
Fundamental Investors, Inc.........     575,000     537,740        575,000     537,740      --  -         --  -
General Motors Welfare Benefit
 Trust (L-T Veba)..................       7,500      72,478         77,500      72,478      --  -         --  -
General Motors Welfare Benefit
 Trust (S-T Veba)..................      50,000      46,760         50,000      46,760      --  -         --  -
GLG Partners.......................     700,000     654,640        700,000     654,640      --  -         --  -
Golden Rule Financial
Company............................      54,092      50,587         54,092      50,587      --  -         --  -
Goldman Sachs and Company..........         542         507            542         507      --  -         --  -
Granville Capital Corp.............     128,000     119,706        128,000     119,706      --  -         --  -
Guardian Life Insurance Co.........     180,000     168,336        180,000     168,336      --  -         --  -
Guardian Pension Trust.............       8,000       7,482          8,000       7,482      --  -         --  -
ICI American Holdings Trust........      23,050      21,557         23,050      21,557      --  -         --  -
IDEX JCC Balanced Fund.............      36,240      33,892         36,240      33,892      --  -         --  -
Income Fund of America, Inc........     450,000     420,840        450,000     420,840      --  -         --  -
JADV Balanced Fund.................      15,904      14,874         15,904      14,874      --  -         --  -
JADV Equity Income.................         179         168            179         168      --  -         --  -
JADV Growth & Income...............       4,046       3,784          4,046       3,784      --  -         --  -
Janus Balanced Fund................     425,670     398,087        425,670     398,087      --  -         --  -
Janus Equity & Income Fund.........     137,940     129,002        137,940     129,002      --  -         --  -
Janus Global Tech (Nomura).........     167,380     156,534        167,380     156,534      --  -         --  -
Janus Global Technology Fund.......   1,360,000   1,271,872      1,360,000   1,271,872      --  -         --  -

                                              Shares                 Shares That              Shares Owned
                                           Beneficially              May Be Sold             After Offering
                                             Owned(1)              Pursuant to This
                                                                      Prospectus
                                     -----------------------    ----------------------  ----------------------
                                      Series D      Common       Series D     Common     Series D       Common
                                     Preferred     Stock(2)     Preferred     Stock      Preferred     Stock(3)
                                       Stock                      Stock                    Stock
                                     ----------  -------------  ----------  ----------  ------       -------
                                       No. of       No. of        No. of      No. of    No. of   %   No. of    %
Selling Shareholders                   Shares       Shares        Shares      Shares    Shares  ---  Shares   ---
-----------------------------------  ----------  -------------  ----------  ----------  ------       -------
Janus Growth & Income Fund.........   1,313,953   1,228,809      1,313,953   1,228,809      --  -         --  -
JMG Capital Partners, LP...........     509,850     476,812        509,850     476,812      --  -         --  -
JMG Triton Offshore Fund
Ltd................................   1,019,350     953,297      1,019,350     953,297      --  -         --  -
JNL/Janus Growth & Income..........       2,975       2,783          2,975       2,783      --  -         --  -
JPVF Balanced Portfolio............       5,670       5,303          5,670       5,303
JWF Balanced Fund..................      32,240      30,151         32,240      30,151      --  -         --  -
KBC Financial Products
USA Inc............................     200,000     187,040        200,000     187,040      --  -         --  -
KVS Growth and Income Portfolio....      10,535       9,853         10,535       9,853      --  -         --  -
L.A. Fire and Police Pension
Fund...............................     429,000     401,201        429,000     401,201      --  -         --  -
LLT, Ltd...........................      12,000      11,223         12,000      11,223      --  -         --  -
Lyxor Master Fund..................      73,300      68,550         73,300      68,550      --  -         --  -
Mason Street Funds, Inc. for the
 Asset Allocation Fund and High
 Yield Bond fund...................       7,000       6,547          7,000       6,547      --  -         --  -
MassMutual Corporate
Investors..........................      15,000      14,028         15,000      14,028      --  -         --  -
MassMutual Corporate Value
 Partners Limited..................      40,000      37,408         40,000      37,408      --  -         --  -
MassMutual High Yield Partners II
 LLC...............................      65,000      60,788         65,000      60,788      --  -         --  -
MassMutual Life
Insurance Company..................      65,000      60,788         65,000      60,788      --  -         --  -
Merrill Lynch, Pierce Fenner and
 Smith Inc.........................      75,000     103,759         75,000      70,140      --  -     33,619  -
Motion Picture Industry Health
 Plan - Active Member Fund.........      19,100      17,863         19,100      17,863      --  -         --  -
Motion Picture Industry Health
 Plan - Retired Member Fund........       9,600       8,978          9,600       8,978      --  -         --  -
New York Life Insurance
 Company...........................      50,000      46,760         50,000      46,760      --  -         --  -
New York Life Insurance
 and Annuity Corporation...........      55,000      51,436         55,000      51,436      --  -         --  -
Nicholas-Applegate Convertible Fund      21,901      20,482         21,901      20,482      --  -         --  -
Northwestern Mutual Series Fund,
 Inc. for the High Yield Bond
 Portfolio.........................      20,000      18,704         20,000      18,704      --  -         --  -
OCM Convertible Trust..............      88,500      82,766         88,500      82,766      --  -         --  -
Palladin Securities LLC............      17,000      15,899         17,000      15,899      --  -         --  -
Partner Reinsurance Company Ltd....      32,200      30,114         32,200      30,114      --  -         --  -
Peoples Benefit Life Insurance
 Company...........................     144,700     135,324        144,700     135,324      --  -         --  -
Peoples Benefit Life Insurance
 Company (Teamsters Separate
 Account)..........................     188,000     175,818        188,000     175,818      --  -         --  -

                                              Shares                 Shares That              Shares Owned
                                           Beneficially              May Be Sold             After Offering
                                             Owned(1)              Pursuant to This
                                                                      Prospectus
                                     -----------------------    ----------------------  ----------------------
                                      Series D      Common       Series D     Common     Series D       Common
                                     Preferred     Stock(2)     Preferred     Stock      Preferred     Stock(3)
                                       Stock                      Stock                    Stock
                                     ----------  -------------  ----------  ----------  ------       -------
                                       No. of       No. of        No. of      No. of    No. of   %   No. of    %
Selling Shareholders                   Shares       Shares        Shares      Shares    Shares  ---  Shares   ---
-----------------------------------  ----------  -------------  ----------  ----------  ------       -------
PGEP III LLC.......................      19,000      17,769         19,000      17,769      --  -         --  -
PHX-Janus Equity/Income
Series.............................       1,220       1,141          1,220       1,141      --  -         --  -
Physician's Life...................       4,665       4,363          4,665       4,363      --  -         --  -
Pilgrim Convertible Fund...........      76,622      71,657         76,622      71,567      --  -         --  -
Pine Grove Equitized Partners V LLC      27,600      25,812         27,600      25,812      --  -         --  -
Pitney Bowes Retirement
Fund...............................     130,922     122,439        130,922     122,439      --  -         --  -
Q Opportunity Fund, LTD............     697,100     651,928        697,100     651,928      --  -         --  -
Ramius Capital Group Holdings, Ltd.       5,000       4,676          5,000       4,676      --  -         --  -
Retail Clerks Pension
Trust #2...........................      48,200      45,077         48,200      45,077      --  -         --  _
Robertson Stephens Inc.............      35,000      32,732         35,000      32,732      __  _         __  _
Salomon Smith Barney Inc...........     200,000     187,040        200,000     187,040      --  -         --  -
San Diego City Retirement..........      13,573      12,694         13,573      12,694      --  -         --  -
San Diego County Convertible.......      32,209      30,122         32,209      30,122      --  -         --  -
SG Cowen Securities
Corporation........................      50,000      46,760         50,000      46,760      --  -         --  -
Southport Partners International,
 Ltd...............................      50,000      46,760         50,000      46,760      --  -         --  -
St. Albans Partners Ltd............     122,000     114,095        112,000     114,095      --  -         --  -
State Employees' Retirement Fund
 of the State of
Delaware...........................      83,300      77,903         83,300      77,903      --  -         --  -
State of Connecticut Combined
 Investment Funds..................     194,800     182,177        194,800     182,177      --  -         --  -
State of Oregon Equity.............     145,000     135,604        145,000     135,604      --  -         --  -
STI Capital Management.............      44,700      41,804         44,700      41,804      --  -         --  -
SunAmerica Series Trust, on behalf
 of its Federated Utility Portfolio      16,800      15,712         16,800      15,712      --  -         --  -
Susquehanna Capital Group..........     109,700     102,592        109,700     102,592      --  -         --  -
The Income Fund of America, Inc....     650,000     607,880        650,000     607,880      --  -         --  -
The Northwestern Mutual Life
 Insurance Company for its Group
 Annuity Separate Account (High
 Yield Bond Portfolio).............      38,000      35,538         38,000      35,538      --  -         --  -
Vanguard Convertible Securities
 Fund, Inc.........................     183,700     171,797        183,000     171,797      --  -         --  -
Variable Insurance Products Fund:
 High Income Portfolio.............     100,000      93,520        100,00       93,520      --  -         --  -
Wake Forest University.............      11,136      10,415         11,136      10,415      --  -         --  -
Writers Guild - Industry Health
 Fund..............................       3,563       3,333          3,563       3,333      --  -         --  -
Yield Strategies Fund I, LP........      20,000      18,704         20,000      18,704      --  -         --  -

                                              Shares                 Shares That              Shares Owned
                                           Beneficially              May Be Sold             After Offering
                                             Owned(1)              Pursuant to This
                                                                      Prospectus
                                     -----------------------    ----------------------  ----------------------
                                      Series D      Common       Series D     Common     Series D       Common
                                     Preferred     Stock(2)     Preferred     Stock      Preferred     Stock(3)
                                       Stock                      Stock                    Stock
                                     ----------  -------------  ----------  ----------  ------       -------
                                       No. of       No. of        No. of      No. of    No. of   %   No. of    %
Selling Shareholders                   Shares       Shares        Shares      Shares    Shares  ---  Shares   ---
-----------------------------------  ----------  -------------  ----------  ----------  ------       -------
Yield Strategies Fund II, LP.......      90,000      84,168         90,000      84,168      --  -         --  -
Zeneca Holdings Trust..............      18,450      17,255         18,450      17,255      --  -         --  -
Zurich HFR Master Hedge Fund Index
 Ltd...............................       8,000       7,482          8,000       7,482      --  -         --  -
                                     ----------  ----------     ----------  ----------  ------       -------
     Total.........................  16,324,769  15,523,300     16,324,769  15,266,963       0       256,337

___________________
(1) Includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to the shares shown as beneficially owned.

(2) Includes shares of common stock issuable upon conversion of our Series D preferred stock. The Series D preferred stock is convertible into common stock at the conversion rate of .9352 shares of common stock for each share of Series D preferred stock. Does not include common stock that we may issue to the selling shareholders as dividends on our Series D preferred stock or in exchange for funds held in the deposit account. See "Summary - Description of Series D Preferred Stock."

(3) Based upon an aggregate of 190,064,576 shares of PSINet common stock outstanding as of June 30, 2000 and assuming the sale of all shares of Series D preferred stock offered hereby.

                                                      Rule No. 424(b)(3)
                                                      Registration No. 333-35910
                                     [LOGO]

    16,500,000 shares of 7% Series D Cumulative Convertible Preferred Stock
           15,430,800 shares of Common Stock issuable on conversion
            5,000,000 shares of Common Stock issuable as dividends
              750,000 shares of Common Stock issuable in exchange
                      for funds held in a deposit account

                     _____________________________________


     The selling shareholders are selling up to 16,500,000 shares of our Series D preferred stock and up to 15,430,800 shares of our common stock issuable upon conversion of the Series D preferred stock. In addition, we may issue to the selling shareholders up to 5,000,000 shares of common stock as dividends on the Series D preferred stock and up to 750,000 shares of common stock in lieu of cash payments otherwise required under the deposit account arrangement described in the next paragraph.

     When we first issued the Series D preferred stock in January 2000, the selling shareholders deposited sufficient cash into the deposit account to allow for quarterly cash payments to them of $0.875 per share of Series D preferred stock beginning May 15, 2000 and ending February 15, 2001. At our option, cash in the deposit account may be used to purchase shares of our common stock, which would be delivered to the selling shareholders in lieu of the required cash payments. The deposit account arrangements are described further in this prospectus.

     The Series D preferred stock has a liquidation preference of $50 per share. A 7% cumulative annual dividend is payable quarterly on the Series D preferred stock beginning May 15, 2001 or upon the earlier termination of the deposit account. The dividend is payable in cash or, at our option, in shares of our common stock or a combination of cash and shares, as further described in this prospectus.

     The Series D preferred stock is convertible at any time into our common stock at the conversion price and on the conditions specified in this prospectus. We may redeem the Series D preferred stock beginning August 15, 2001 at the redemption prices and on the conditions specified in this prospectus.

     Our common stock trades on the Nasdaq National Stock Market under the symbol "PSIX." On August 2, 2000, the last reported sales price for our common stock was $16.00 per share. The Series D preferred stock does not trade on Nasdaq or any exchange.

  This investment involves material risks.  See "Risk Factors" beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                      __________________________________
                 The date of this prospectus is August 3, 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Summary..................................................................   1
Risk Factors.............................................................   7
Use of Proceeds..........................................................   8
Selling Shareholders.....................................................   9
Plan of Distribution.....................................................  13
Description of Series D Preferred Stock..................................  13
Description of Indebtedness..............................................  25
Material Federal Income Tax Consequences.................................  25
Legal Matters............................................................  37
Experts..................................................................  37
Where You Can Find More Information......................................  37
Documents Incorporated By Reference......................................  37

                                _______________


     This prospectus contains "forward-looking statements" for purposes of
Section 27A of Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may involve risks and uncertainties that may cause our actual results to be materially different from future results or performance expressed or implied by such statements. These statements may be identified by the use of words such as "expect," "anticipate," "intend," "believe" and "plan." Factors that could contribute to such differences are discussed under "Risk Factors."


     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. Information incorporated by reference in this prospectus from our prior SEC filings and the prior SEC filings of Metamor Worldwide, Inc. is accurate only as of the date of filing of the incorporated documents. Our and Metamor's business, financial condition, results of operations and prospects may have changed since those dates.

                                _______________

                                    SUMMARY

     This summary contains more detailed information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing discussed under "Risk Factors" on page 10 of this prospectus.


                                  PSINet Inc.

General

   We are a leading global provider of Internet and eCommerce solutions to businesses. As an Internet Super Carrier, or ISC, we offer a robust suite of products globally that enable our customers to utilize the Internet for mission critical applications carried over a worldwide fiber optic network that is capable of transmission speeds in excess of three terabits per second. We define the elements of an ISC to include:

  . Worldwide fiber network and related optronic equipment -- We operate one of the largest global data communications networks. It is Internet optimized and built with PSINet's fiber, satellite and wireless facilities which circumnavigate the globe, and is designed to enable our customers to connect to the Internet and access their corporate networks and systems resources from most of the world's major business and population centers.

  . Multiple Internet and eCommerce hosting centers -- We currently have open nine global Internet and eCommerce hosting centers located in Amsterdam, Atlanta, Herndon (Virginia/DC), La Chaux-de-Fonds (Switzerland), London, Los Angeles, New York City, Toronto and Tokyo. These data centers contain a total of approximately 338,000 square feet. In addition, we plan to open the following 15 global Internet and eCommerce hosting centers: seven in our U.S./Canada segment (Austin, Boston, Dallas, Loudoun (Virginia/DC), Miami, San Francisco and Toronto); three in our Europe segment (Berlin, Geneva and Paris); three in our Asia/Pacific segment (Hong Kong, Seoul and Sydney) and two in our Latin America segment (Buenos Aires and Mexico
     City). These data centers are expected to range from 60,000 to 360,000 square feet each. Once all of these hosting facilities are completed, we will have more than two million square feet of state-of-the-art infrastructure in key financial and business centers around the world.

  . Full suite of products -- We offer a full suite of Internet access and eCommerce products for corporate customers in 28 countries that not only allow them to access the Internet but also to host their mission critical business applications. We have a private label business unit, serving leading Internet Service Providers, or ISPs, and telephone companies with Internet services supporting nearly one million consumers. In addition, through our Virtual ISP, or VISP, programs, we provide a full private label solution to organizations who wish to offer Internet services to their customers, employees or members.

  . Extensive global distribution -- We have over 1,000 sales personnel and 2,500 Value Added Resellers, or VAR, systems integrators and Web design professionals throughout the world.

  . Global brand name recognition -- Our brand name is increasingly recognized throughout the world for Internet and eCommerce services and applications that meet the needs of business customers, supported by local language sales, provisioning and service.

   We offer a suite of value-added products and services that allow our customers, through their use of the Internet, to more efficiently transact and conduct eCommerce with their customers, suppliers, business partners and remote office locations. We provide Internet connectivity and Web hosting services to approximately 100,000 corporate accounts, which together with our ISP, carrier, small office/home office (SOHO) and consumer businesses around the world serve over 2.0 million end users. Our services and products include dedicated, dial-up and digital subscriber line, or DSL, Internet access services connections, Web hosting and collocation services, transaction network services, virtual private networks, or VPNs, eCommerce solutions, voice-over-Internet protocol, or IP, e-mail and managed security services. We also provide wholesale and private label network connectivity and related services to other ISPs and telecommunications carriers to further utilize our network capacity. We serve approximately 90 of the 100 largest metropolitan statistical areas in the U.S., have a presence in the 20 largest telecommunications markets globally and operate in 28 countries. We conduct our business through operations organized into five geographic operating segments - U.S./Canada, Latin America, Europe, Asia/Pacific and India/Middle East/Africa.

     We operate one of the largest global commercial data communications networks. Our Internet-optimized network extends around the globe and is connected to more than 900 points of presence, or POPs, that enable our customers to connect to the Internet. Our network reach allows our customers to access their corporate network and systems resources through local calls in over 150 countries. We expand the reach of our network by connecting with other large ISPs through contractual arrangements, called peering agreements, that permit the exchange of information between our network and the networks of our peering partners. We offer free peering to ISPs in more than 100 cities in the continental U.S., which provides each party with the opportunity to bypass the often congested and unreliable public exchange points, thereby improving overall network performance and customer satisfaction. We currently have nine global Internet and eCommerce hosting centers operating and plan to open 15 more centers. We also have three network operating centers that monitor and manage network traffic 24-hours per day, seven-days per week.

     Our mission is to build the premier global IP-based communications company. We have grown by using multiple sales channels, including direct sales and resellers, and by acquiring other ISPs and related businesses in key markets. We have increased revenues by providing services and products that enhance our customers' business processes by helping them to effectively use the Internet. We have embarked on an initiative to aggressively grow our hosting center business through the construction of more than $1.0 billion of new facilities.

     As a result of acquisitions in 1998 and 1999, we have amassed a significant number of consumer customers throughout our operating regions. Our primary strategic focus is on providing services to business and wholesale customers. Accordingly, in February and March 2000 we announced that we have begun consolidating our worldwide retail consumer operations into a new retail business unit known as Inter.net. Inter.net will be run by an experienced management team and will consist of nearly 500 staff specialists in consumer sales, marketing and customer support, as well as the existing billing and customer support systems. Inter.net will initially serve approximately 550,000 consumer accounts distributed throughout global markets (mostly outside of the United States), with over 30 localized consumer portals in more than 20 countries. We are currently assessing our options regarding Inter.net, including a possible IPO or spin-off of the business, to best maximize our shareholder value. In the first quarter of 2000, we incurred $1.1 million of incremental costs related to the consolidation and planned distribution or sale of our consumer business.

     In February 2000, we announced the launch of PSINet Ventures, a new corporate venture program. With a combination of cash investments and the exchange of services for equity, PSINet Ventures will partner with innovative Internet entrepreneurs through direct minority equity investments, typically during early and mid-stage financing. PSINet Ventures will focus globally on application service providers, or ASPs, content service providers, or CSPs, eCommerce providers, Internet infrastructure providers, incubators, and other emerging opportunities that enhance PSINet's financial and competitive technology and service positions. The services for equity structure permits the start-up company to purchase any PSINet service, including managed web hosting and VISP services, in exchange for equity rather than cash.

     During the past two years we have made significant acquisitions of fiber-based bandwidth and related equipment to enhance our network infrastructure and lower our per unit operating costs. In addition, we have acquired more than 65 companies throughout our five geographic operating regions, with many in the same countries where the result is an overlapping network infrastructure.
During the first quarter of 2000, we completed and approved a plan to eliminate redundancies, streamline operations, and take advantage of synergies created by our mergers and acquisitions process. As a result of these actions, during the quarter ended March 31, 2000 we recorded a restructuring charge of $16.9 million and $59.0 million of write-off of assets and accelerated depreciation and amortization of certain tangible and intangible assets.

     Our principal executive offices are located at 44983 Knoll Square, Ashburn, Virginia 20147. Our telephone number is (703) 726-4100.

                               ________________

Recent Developments

Acquisition of Metamor Worldwide, Inc.


     On June 15, 2000, we acquired Metamor Worldwide, Inc., a leading provider of information technology, or IT, solutions and changed its name to PSINet Consulting Solutions, Inc. The aggregate consideration to be paid to former Metamor stockholders consists of approximately 31,739,108 shares of our common stock based on an aggregate of 35,265,759 shares of common stock of Metamor outstanding as of the effective time of the merger and a conversion ratio of 0.9 shares of our common stock for each share of Metamor's common stock outstanding. We also assumed options to acquire approximately 4,325,016 shares of Metamor common stock which are exercisable into approximately 3,892,514 shares of our common stock. In addition, we entered into a supplement to the indenture governing Metamor's 2.94% Convertible Subordinated Notes due 2004 having a face amount at maturity of approximately $227.0 million providing, among other things, that the notes are now convertible into PSINet common stock instead of Metamor common stock. The new conversion ratio for the Metamor notes is
21.36573 shares of PSINet common stock per $1,000 principal amount at maturity,
subject to further adjustment as provided in the indenture.   Simultaneously
with the merger, we invested $50.0 million through a convertible note which will convert into shares of convertible preferred stock of Xpedior, a majority owned subsidiary of Metamor. The source of the cash for the investment in Xpedior was cash on hand.

Exchange and Conversion of Series C Preferred Stock

     In February and March 2000, we exchanged 8,155,192 newly issued shares of our common stock for an aggregate of 4,629,335 shares of our outstanding Series C preferred stock through individually negotiated transactions with a limited number of holders of our Series C preferred stock. The implied premium of approximately $1.7 million incurred in connection with the exchanges, net of cash received from the deposit account relating to the exchanged shares, was recognized as a return to preferred shareholders in the first quarter of 2000. Subsequent to the exchange, we converted the exchanged Series C preferred stock into 7,422,675 shares of our common stock, which is held as treasury stock.

Common Stock Split

     All information in this document gives effect to a two-for-one stock split of our common stock, effected in the form of a stock dividend on February 11, 2000, to holders of record as of the close of business on January 28, 2000.

                     Terms of the Series D Preferred Stock

Series D Preferred Stock      16,500,000 shares of our 7% Series D cumulative convertible preferred
Outstanding                   stock.

Liquidation Preference        $50 per share.

Deposit Account.............  At closing, purchasers of the Series D preferred stock deposited approximately $57.9 million into an account, called the "deposit account," established with a deposit agent from which quarterly cash payments of $0.875 per share will be made commencing May 15, 2000 or which may be used to purchase shares of common stock from us for purchase by holders in lieu of the cash payments.  The funds placed in the deposit account by the purchasers of the Series D preferred stock will, together with the earnings on those funds, be sufficient to make payments, in cash or stock, to the holders of the Series D preferred stock from the date of issuance through February 15, 2001.

Dividends...................  Cumulative annual dividends of 7% payable quarterly in arrears on
                              February 15, May 15, August 15 and November 15 of each year, commencing
                              May 15, 2001 (or earlier if the deposit account is terminated before that date), when, as and if declared by our board of directors.  Dividends will not start to accrue until the deposit account expires, which is expected to occur on February 15, 2001 (although dividends may accrue earlier if the deposit account is terminated before that date).  As a result, we do not expect to make dividend payments until May 15, 2001 unless the deposit account is terminated before that date.  Dividends may, at our option, be paid in cash, by delivery of shares of our common stock or a combination of cash and shares.  Our ability to pay cash dividends is limited by the terms of our outstanding senior notes and our 6  3/4%
                              Series C cumulative convertible preferred stock.  Our ability to pay dividends may also be restricted by applicable law.

Conversion..................  Each share of Series D preferred stock may be converted at any time after
                              February 15, 2000 at the option of the holder into that number of shares of our common stock as is equal to the liquidation preference of that share of Series D preferred stock divided by an initial conversion price of $53.465, subject to adjustment upon the occurrence of specified events.  As a result, each share of Series D preferred stock will initially be convertible into 0.9352 shares of common stock.

Optional Redemption.........  Except in the circumstances described in the next paragraph, we may not redeem the Series D preferred stock prior to February 15, 2003.
                              Beginning on February 15, 2003, we may redeem shares of Series D preferred stock initially at a redemption premium of 104.00% of the liquidation preference and thereafter at prices declining to 100.00%, plus in each case all accumulated and unpaid dividends, whether or not declared.  We may effect any redemption, in whole or in part, by delivering cash, shares of our common stock or a combination of cash and shares.
                              Our ability to redeem shares is limited by the terms of our outstanding senior notes, our Series C preferred stock and applicable law.

Special Redemption..........  We may redeem the Series D preferred stock at a redemption premium of
                              105.50% of the liquidation preference (plus accumulated and unpaid dividends, whether or not declared) on or after August 15, 2001 but prior to February 15, 2003, if the trading price of our common stock equals or exceeds $80.20 per share for a specified trading period.  We will also make additional payments to the holders if we exercise the redemption rights under the foregoing circumstances before February 15, 2003.

Change of Control...........  In the event of a change of control of our company, each holder of the
                              Series D preferred stock will, in the event that the market price per share (as defined) of our common stock at such time is less than the conversion price of the Series D preferred stock, have a one-time option to convert such holder's shares of Series D preferred stock into shares of our common stock at a conversion price equal to the greater of (1) the market price per share ending on the date on which a change of control event occurs and (2) $28.98.  In lieu of issuing shares of our common stock upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market price of the shares of our common stock otherwise issuable.

Voting Rights...............  Holders of Series D preferred stock have no voting rights with respect to general corporate matters except as provided by law or, in limited circumstances, as provided in the certificate of amendment to our certificate of incorporation relating to the Series D preferred stock.

Ranking.....................  The Series D preferred stock ranks senior to our common stock, ratably with our outstanding Series C preferred stock (of which we have 4,570,665 shares outstanding) and senior to or ratably with other existing and future series of our preferred stock.  We may issue additional series of preferred stock that rank ratably with our Series D preferred stock
                              (including additional shares of Series D preferred stock) without a vote of the holders of Series D preferred stock.

Tax Consequences............  The federal income tax consequences of acquiring and holding the Series D preferred stock and the shares of our common stock issuable upon conversion of such Series D preferred stock or in redemption of the Series
                              D preferred stock or as a dividend on the Series D preferred stock, and the treatment of payments received from the deposit account, are described in this prospectus under "Certain Federal Income Tax Consequences."
                              Prospective investors are urged to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Series D preferred stock or the shares of our common stock issuable upon conversion of the Series D preferred stock or in redemption of the Series D preferred stock or as a dividend on the Series D preferred stock, and the treatment of payments received from the deposit account, in light of their own personal investment circumstances, including consequences resulting from the possibility that distributions on the Series D preferred stock may exceed our current and accumulated earnings and profits, in which case they would not be treated as dividends for tax purposes.  See "Certain Federal Income Tax Consequences."


               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
   (In millions of U.S. dollars, except per share, share and operating data)

     The following table sets forth for the periods indicated our summary consolidated financial and operating data. The consolidated balance sheet data, consolidated statement of operations data and consolidated cash flow data as of and for the years ended December 31, 1995, 1996, 1997, 1998, and 1999 and as of March 31, 1999 and 2000, and for the three months ended March 31, 1999 and 2000 have been derived from our consolidated financial statements. The results of operations for the three months ended March 31, 2000 may not be indicative of the results for the year ending December 31, 2000. In 1998, 1999, and to date in 2000, we have acquired a significant number of businesses, including Metamor, and Transaction Network Services, Inc., or TNI, acquired a significant amount of global fiber optic bandwidth, issued a significant amount of debt and equity and, in 1998, incurred a non-recurring arbitration charge. In 1996, we sold our individual subscriber accounts and certain related assets and in 1997 we sold our software subsidiary. These transactions affect the comparability of our financial position, results of operations and cash flows for those years. The following summary consolidated financial and operating data should be read in conjunction with our more detailed consolidated financial statements and related notes incorporated by reference into this document.

     EBITDA is used in the Internet services industry as one measure of a company's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used by operating activities and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. We define EBITDA as earnings (losses) from continuing operations before interest expense and interest income, taxes, depreciation and amortization, other non-operating income and expense, and charges for intangible asset write-down and acquired in-process research and development, restructuring charge and costs related to the planned distribution and sale of the consumer business. Our definition of EBITDA may not be comparable to similarly titled measures used by other companies.

     For the purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of losses before income taxes, equity in loss of affiliate, amortization of capitalized interest and fixed charges. Fixed charges consist of interest on all indebtedness, including amounts capitalized, amortization of debt financing costs and that portion of rental expense which we believe to be representative of interest (deemed to be one-third of rental expense).

                                                                                                                  Three Months
                                                                        Year Ended December 31,                 Ended March 31,
                                                        --------------------------------------------------   --------------------
                                                           1995      1996      1997       1998       1999       1999       2000
                                                        ---------  --------  --------  ----------  -------   ----------  --------
Consolidated Statement of Operations Data:
Revenues:
U.S...................................................  $  36.2   $  77.6   $ 104.0   $  156.0   $   270.6   $   50.6    $  123.0
International.........................................      2.5       6.8      17.9      103.6       284.1       54.3        99.9
                                                        -------   -------   -------   --------   ---------   --------    --------
                                                           38.7      84.4     121.9      259.6       554.7      104.9       222.9
Other income, net.....................................       --       5.4        --         --          --         --          --
                                                        -------   -------   -------   --------   ---------   --------    --------
                                                           38.7      89.8     121.9      259.6       554.7      104.9       222.9
Operating costs and expenses:
Data communications and operations....................     32.1      70.1      94.4      199.4       396.4       76.0       163.6
Sales and marketing...................................     23.9      27.1      25.8       57.0       103.8       18.6        38.5
General and administrative............................     10.6      20.7      23.0       45.3        78.7       17.1        36.3
Depreciation and amortization.........................     14.8      28.0      28.3       63.4       166.5       26.8       134.5
Charge for acquired in-process research and
  development.........................................       --        --        --       70.8        88.7         --          --
Restructuring charge..................................       --        --        --         --          --         --        16.9
Costs related to planned distribution and sale
  of consumer business................................       --        --        --         --          --         --         1.1
Intangible asset write-down...........................      9.9        --        --         --          --         --          --
                                                        -------   -------   -------   --------   ---------   --------    --------
  Total operating costs and expenses..................     91.3     145.9     171.5      435.9       834.1      138.5       390.9
                                                        -------   -------   -------   --------   ---------   --------    --------

Loss from operations..................................    (52.6)    (56.1)    (49.6)    (176.3)     (279.4)     (33.6)     (168.0)
Interest expense......................................     (2.0)     (5.0)     (5.4)     (63.9)     (193.1)     (29.6)      (79.0)
Non-recurring arbitration charge......................       --        --        --      (49.0)         --         --          --
Loss before income taxes..............................    (53.2)    (55.3)    (46.1)    (262.7)     (419.0)     (58.7)     (188.6)
Net loss..............................................    (53.2)    (55.1)    (45.6)    (261.8)     (416.2)     (58.7)     (188.6)
Return to preferred shareholders......................       --        --      (0.4)      (3.1)      (17.7)      (0.6)      (15.6)
Net loss available to common shareholders.............  $ (53.2)  $ (55.1)  $ (46.0)  $ (264.9)  $  (433.9)  $  (59.3)   $ (204.2)
                                                        =======   =======   =======   ========   =========   ========    ========
Basic and diluted loss per share......................  $ (1.01)  $ (0.70)  $ (0.57)  $  (2.66)  $   (3.49)  $  (0.56)   $  (1.35)
                                                        =======   =======   =======   ========   =========   ========    ========
Shares used in computing basic
  and diluted loss per share (in thousands)...........   52,970    78,756    80,612     99,612     124,386    106,716     150,848
                                                        =======   =======   =======   ========   =========   ========    ========


Other Financial Data:
EBITDA (as defined):
U.S...................................................  $ (26.9)  $ (20.5)  $ (13.1)  $  (26.2)  $   (39.4)  $   (8.3)   $  (12.1)
International.........................................     (1.0)     (7.5)     (8.1)     (15.9)       15.2        1.5    $   (3.4)
                                                        -------   -------   -------   --------   ---------   --------    --------
                                                        $ (27.9)  $ (28.0)  $ (21.2)  $  (42.1)  $   (24.2)  $   (6.8)   $  (15.5)
                                                        =======   =======   =======   ========   =========   ========    ========

Capital expenditures..................................  $  45.2   $  38.4   $  50.1   $  303.6   $   832.8   $  127.6    $  423.6
Ratio of earnings to combined fixed charges
  and preferred stock dividends
  (deficiency of earnings to cover
  combined fixed charges and
  preferred stock dividends)..........................  $ (53.0)  $ (54.4)  $ (46.5)  $ (266.6)  $  (442.9)  $  (59.3)   $ (213.7)

Consolidated Cash Flow Data:
Cash flows used in operating activities...............  $ (30.1)  $ (32.5)  $ (15.6)  $  (87.6)  $  (157.8)  $  (77.2)   $  (63.2)
Cash flows used in investing activities...............    (22.0)     (7.9)    (15.6)    (783.9)   (1,558.6)     (36.9)      (68.0)
Cash flows provided by (used in) financing
  activities..........................................    151.4     (10.5)     12.6      874.2     2,520.3       91.3       721.1

Operating Data:
Number of POPs........................................      241       350       350        500         900        525         900
Number of business customer accounts..................    8,200    17,800    26,400     54,700      91,000     59,700      98,900
Number of consumer customer accounts..................   75,000         0     5,300    225,000     562,000    221,000     563,000

                                                                           December 31,                           March 31,
                                                        --------------------------------------------------   --------------------
                                                           1995      1996      1997       1998      1999        1999       2000
                                                        ---------  --------  --------  ----------  -------   ----------  --------
Consolidated Balance Sheet Data:
Cash, cash equivalent, short-term investments
  and marketable securities...........................  $ 102.7   $  56.4   $  33.3   $  322.5   $ 1,601.2   $  266.0    $1,865.1
Restricted cash and short-term investments............       --       0.9      20.7      162.5       154.1      132.9       158.7
Total assets..........................................    201.8     177.1     186.2    1,284.2     4,492.3    1,371.2     5,141.5
Current portion of debt...............................     16.6      26.9      39.6       60.0       115.0      166.2       119.9
Long-term debt, less current portion..................     24.1      26.9      33.8    1,064.6     3,185.2    1,118.8     3,159.7
Shareholders' equity (deficit)........................    143.2      89.8      73.4     (120.2)      723.0     (175.3)    1,385.6

                SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION
       (In millions of U.S. dollars, except per share and share amounts)

     The following Summary Unaudited Pro Forma Condensed Combined Financial Information gives pro forma effect to our acquisition of Metamor as well as to other transactions, as more fully discussed under "Unaudited Pro Forma Condensed Combined Financial Information" incorporated into this document by reference from our Form 8-K dated June 15, 2000 as if they had occurred on January 1, 1999 for the statement of operations data and on March 31, 2000 for the balance sheet data.

     If we had actually completed the Metamor acquisition in prior periods, Metamor might have performed differently. You should not rely on the pro forma financial information as an indication of the results we would have achieved if the Metamor acquisition had taken place earlier or of the future results that the companies will achieve after completion of the Metamor acquisition. For further information concerning the following summary pro forma financial information, including the adjustments made in preparing it, please refer to "Unaudited Pro Forma Condensed Combined Financial Information" incorporated into this document by reference from our Form 8-K dated June 15, 2000.

                                                                                  Pro Forma            Pro Forma
                                                                                  Year Ended      Three Months Ended
                                                                              December 31, 1999     March 31, 2000
                                                                              ------------------  -------------------
Combined Statement of Operations Data:
 Internet access revenue..................................................             $  758.8             $  222.9
 Services revenue.........................................................                577.0                158.4
                                                                                       --------             --------
       Total revenue......................................................              1,335.8                381.3
Operating costs and expenses:
 Data communications and operations.......................................                523.4                163.6
 Cost of services revenue.................................................                341.0                 96.9
 Selling, general and administrative......................................                403.2                140.4
 Depreciation and amortization............................................                338.1                157.9
 Charge for acquired in-process research and development..................                 88.7                   --
 Restructuring charge.....................................................                   --                 16.9
 Costs related to the planned distribution and sale of consumer business..                   --                  1.1
                                                                                       --------             --------
       Total operating costs and expenses.................................              1,694.4                576.8
                                                                                       --------             --------
Loss from operations......................................................               (358.6)              (195.5)
Interest expense..........................................................               (217.6)               (82.6)
Interest income...........................................................                 56.5                 25.4
Other income, net.........................................................                  1.1                 40.2
                                                                                       --------             --------

Loss from continuing operations before income taxes.......................               (518.6)              (212.5)
Income tax benefit (expense)..............................................                   --                  2.3
                                                                                       --------             --------

Loss from continuing operations...........................................               (518.6)              (210.2)
Return to preferred shareholders..........................................                (64.4)               (18.8)
                                                                                       --------             --------

Loss from continuing operations available to common shareholders..........             $ (583.0)            $ (229.0)
                                                                                       ========             ========

Basic and diluted loss per share from continuing operations...............             $  (3.55)            $  (1.22)
                                                                                       ========             ========
Shares used in computing basic and diluted loss per share from continuing
  operations (in thousands)...............................................              164,280              187,662
                                                                                       ========              =======

                                                                                                      Pro Forma
                                                                                                    March 31, 2000
                                                                                                  ------------------
Combined Balance Sheet Data:
 Cash, cash equivalents, short-term investments and marketable securities....................               $1,896.6
 Restricted cash and short-term investments..................................................                  158.7
 Total assets................................................................................                7,047.6
 Current portion of debt.....................................................................                  119.9
 Long-term debt, less current portion........................................................                3,378.6
 Shareholders' equity........................................................................                2,895.8

                                 RISK FACTORS

     This offering involves material risks. Please carefully read the following risk factors in addition to the other information set forth in this document before investing.

Risks Related to PSINet

     There are a number of risks related to PSINet that are continuously disclosed in our SEC filings which are incorporated in this document by reference. Please read them carefully.

Risks Related to the Offering

The Series D preferred stock ranks equally in priority with our Series C preferred stock as to liquidation preference and dividends


     The Series D preferred stock has been issued on parity with the Series C preferred stock. This means that the holders of our Series C and Series D preferred stock rank equally in priority as to the payment of dividends and, in the event of our dissolution, liquidation or winding up, as to any distribution of our assets after we have satisfied our creditors. As of March 31, 2000, we had 4,570,665 shares of our Series C preferred stock outstanding, with an aggregate liquidation preference of $228.5 million.

Even if a market in the Series D preferred stock develops, it may be volatile

    The market for securities similar to the Series D preferred stock has been volatile, which volatility may be exacerbated by the general volatility for Internet stocks. We cannot assure you that, if a market develops, it will not be subject to similar volatility.

The price of our Series D preferred stock could be affected by the market price and trading volume of our common stock, which may be highly volatile

     Because the Series D preferred stock is convertible into our common stock, the stock price of our Series D preferred stock may be affected by the trading price of our common stock. The market price and trading volume of our common stock has been and may continue to be highly volatile. Factors such as variations in our revenue, earnings and cash flow and announcements of new service offerings, technological innovations, strategic alliances and/or acquisitions involving our competitors or price reductions by us, our competitors or providers of alternative services could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected technology-based companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. Such broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. In addition, some of our shareholders who have registration rights may also require us to register their shares of common stock for resale. Sales of a large number of shares of our common stock all at once could adversely affect the price of our common stock and, as a result, impact the price of our Series D preferred stock.



We do not anticipate that we will pay cash dividends on our common stock

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our debt securities and credit facility contain limitations on our ability to declare and pay cash dividends.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale by any selling shareholder of any shares of the Series D preferred stock or of any shares of common stock issuable upon conversion of the Series D preferred stock. We will not receive proceeds from our offering of shares of common stock to the selling shareholders, other than any cash from the deposit account that is used to purchase our shares of common stock to be delivered to the selling shareholders in lieu of the cash payments otherwise required to be made to the selling shareholders under the deposit account. See "Description of Series D Preferred Stock - Deposit Account" for additional information about the deposit account arrangements. If we do receive cash from the deposit account, we will use those proceeds for general corporate purposes.

                              SELLING SHAREHOLDERS

     In February 2000 we issued an aggregate of 16,500,000 shares of our Series D preferred stock in an offering made pursuant to Rule 144A under the Securities Act of 1993. The Series D preferred stock is convertible into shares of our common stock.




     None of the selling shareholders has held any position or office or had a material relationship with PSINet or any of its affiliates within the past three years, except for Donaldson, Lufkin & Jenrette Securities Corporation, which, from time to time, has served as our investment banker and an underwriter and initial purchaser of our securities and Merrill Lynch, Pierce Fenner and Smith Inc. which, from time to time, has served as an underwriter and initial purchaser of our securities.


     The following table sets forth information as of August 2, 2000, which has been provided to us by the selling shareholders, regarding beneficial ownership of our Series D preferred stock and common stock by each selling shareholder.


                                                                                    Shares That
                                                        Shares                   May Be Sold
                                                     Beneficially              Pursuant to This             Shares Owned
                                                       Owned(1)                   Prospectus               After Offering
                                             ---------------------------    ----------------------   ---------------------------
                                                Series D                     Series D                  Series D
                                               Preferred      Common         Preferred     Common      Preferred      Common
                                                 Stock       Stock(2)          Stock       Stock         Stock       Stock(3)
                                             ---------------------------    ----------------------   --------------------------
                                                 No. of       No. of          No. of      No. of      No. of       No. of
Selling Shareholders                             Shares       Shares          Shares      Shares      Shares   %   Shares    %
--------------------                             ------       ------          ------      ------      ------ ----  -------  ---
  AIG Soundshore Holdings Ltd..............      103,000      253,332         103,000     96,326        --     --   157,006  --
  AIG SoundShore Strategic Holding Fund
  Ltd......................................       21,400       58,225          21,400     20,014        --     --    38,212  --
  Allstate Insurance Company...............       42,000       39,279          42,000     39,279        --     --        --  --
  Alscott Investments, LLC.................       56,006       52,377          56,006     52,377        --     --        --  --
  Argent Classic Convertible
  Arbitrage Fund (Bermuda) L.P.............       50,000       46,760          50,000     46,760        --     --        --  --
  BankAmerica Pension Plan.................       75,000       70,140          75,000     70,140        --     --        --  --
  BNP Artbitrage SNC.......................       27,500       53,218          27,500     25,718        --     --    27,500  --
  BNY Hamilton Equity Income Fund..........      120,000      112,224         120,000    112,224        --     --        --  --
  California Public Employees' Retirement
  System...................................      165,000      154,308         165,000    154,308        --     --        --  --
  Chrysler Corporation Master Retirement
  Trust....................................      163,800      153,186         163,800    153,186        --     --        --  --
  Circlet (IMA) Limited....................       66,700       62,378          66,700     62,378        --     --        --  --
  Delaware PERS............................       45,000       42,084          45,000     42,084        --     --        --  --
  Delta Airlines Inc. Retirement Plan......      178,480      166,915         178,480    166,915        --     --        --  --
  Deeprock & Co............................       75,000       70,140          75,000     70,140        --     --        --  --
  Deutsche Bank Securities Inc.............    1,353,000    1,265,326       1,353,000  1,265,326        --     --        --  --
  Donaldson, Lufkin & Jenrette Securities
  Corp.....................................      690,519      645,774         690,519    645,774        --     --        --  --
  ECT Investments, Inc.....................      150,000      140,280         150,000    140,280        --     --        --  --

                                                                                 Shares That
                                                        Shares                   May Be Sold
                                                     Beneficially              Pursuant to This             Shares Owned
                                                       Owned(1)                   Prospectus               After Offering
                                             ---------------------------    ----------------------   ---------------------------
                                                Series D                     Series D                  Series D
                                               Preferred      Common         Preferred     Common      Preferred      Common
                                                 Stock       Stock(2)          Stock       Stock         Stock       Stock(3)
                                             ---------------------------    ----------------------   ---------------------------
                                                 No. of       No. of          No. of      No. of      No. of        No. of
Selling Shareholders                             Shares       Shares          Shares      Shares      Shares    %   Shares   %
--------------------                             ------       ------          ------      ------      ------   ---  -------  ---
  Family Service Life Insurance Co.........       12,000       11,223          12,000     11,223        --     --        --  --
  Federated Insurance Series,
  on behalf of its Federated
  Utility Fund II..........................       26,000       24,316          26,000     24,316        --     --        --  --
  Federated Utility Fund, Inc..............      197,200      184,422         197,200    184,422        --     --        --  --
  Fundamental Investors, Inc...............      325,000      303,940         325,000    303,940        --     --        --  --
  General Motors Welfare Benefit
  Trust (L-T Veba).........................       77,500       72,478          77,500     72,478        --     --        --  --
  General Motors Welfare Benefit
  Trust (S-T Veba).........................       50,000       46,760          50,000     46,760        --     --        --  --
  GLG Partners.............................      700,000      654,640         700,000    654,640        --     --        --  --
  Golden Rule Financial Company............       54,092       50,587          54,092     50,587        --     --        --  --
  Goldman Sachs and Company................          542          507             542        507        --     --        --  --
  Granville Capital Corp...................      128,000      119,706         128,000    119,706        --     --        --  --
  Guardian Life Insurance Co...............      180,000      168,336         180,000    168,336        --     --        --  --
  Guardian Pension Trust...................        8,000        7,482           8,000      7,482        --     --        --  --
  ICI American Holdings Trust..............       23,050       21,557          23,050     21,557        --     --        --  --
  Income Fund of America, Inc..............      450,000      420,840         450,000    420,840        --     --        --  --
  JMG Capital Partners, LP.................      509,850      476,812         509,850    476,812        --     --        --  --
  JMG Triton Offshore Fund Ltd.............      956,850      894,846         956,850    894,847        --     --        --  --
  KBC Financial Products USA Inc...........      200,000      187,040         200,000    187,040        --     --        --  --
  L.A. Fire and Police Pension Fund........      429,000      401,201         429,000    401,201        --     --        --  --
  LLT, Ltd.................................       12,000       11,225          12,000     11,223        --     --        --  --
  Lyxor Master Fund........................       73,300       68,550          73,300     68,550        --     --        --  --
  Mason Street Funds, Inc. for the
  Asset Allocation Fund and High
  Yield Bond fund..........................        7,000        6,547           7,000      6,547        --     --        --  --
  MassMutual Corporate Investors...........       15,000       14,028          15,000     14,028        --     --        --  --
  MassMutual Corporate Value
  Partners Limited.........................       40,000       37,408          40,000     37,408        --     --        --  --
  MassMutual High Yield Partners II
  LLC. ....................................       65,000       60,788          65,000     60,788        --     --        --  --
  MassMutual Life Insurance Company........       65,000       60,788          65,000     60,788        --     --        --  --
  Merrill Lynch, Pierce Fenner and
  Smith Inc................................       75,000      103,759          75,000     70,140        --     --    33,619  --
  Motion Picture Industry Health
  Plan - Active Member Fund................       19,100       17,863          19,100     17,863        --     --        --  --

                                                                                 Shares That
                                                        Shares                   May Be Sold
                                                     Beneficially              Pursuant to This             Shares Owned
                                                       Owned(1)                   Prospectus               After Offering
                                             ---------------------------    ----------------------   ---------------------------
                                                Series D                     Series D                  Series D
                                               Preferred      Common         Preferred     Common      Preferred      Common
                                                 Stock       Stock(2)          Stock       Stock         Stock       Stock(3)
                                             ---------------------------    ----------------------   ---------------------------
                                                No. of       No. of          No. of      No. of      No. of        No. of
Selling Shareholders                            Shares       Shares          Shares      Shares      Shares    %   Shares   %
--------------------                            ------       ------          ------      ------      ------   ---  -------  ---
  Motion Picture Industry Health
  Plan - Retiree Member Fund...............        9,600        8,978           9,600      8,978        --     --        --  --
  Northwestern Mutual Series Fund, Inc.
  for the High Yield Bond Portfolio........       20,000       18,704          20,000     18,704        --     --        --  --
  OCM Convertible Trust....................       88,500       82,766          88,500     82,766        --     --        --  --
  PGEP III LLC.............................       19,000       17,769          19,000     17,769        --     --        --  --
  Palladin Securities LLC..................       17,000       15,899          17,000     15,899        --     --        --  --
  Partner Reinsurance Company Ltd..........       32,200       30,114          32,200     30,114        --     --        --  --
  Peoples Benefit Life Insurance
  Company .................................      144,700      135,324         144,700    135,324        --     --        --  --
  Peoples Benefit Life Insurance
  Company (Teamsters Separate Account).....      188,000      175,818         188,000    175,818        --     --        --  --
  Pine Grove Equitized Partners V LLC......       27,600       25,812          27,600     25,812        --     --        --  --
  Pitney Bowes Retirement Fund.............      130,922      122,439         130,922    122,439        --     --        --  --
  Q Opportunity Fund, LTD..................      697,100      651,928         697,100    651,928        --     --        --  --
  Ramius Capital Group Holdings, Ltd.......        5,000        4,676           5,000      4,676        --     --        --  --
  Retail Clerks Pension Trust #2...........       48,200       45,077          48,200     45,077        --     --        --  --
  Robertson Stephens Inc...................       35,000       32,732          35,000     32,732        --     --        --  --
  SG Cowen Securities Corporation..........       50,000       46,760          50,000     46,760        --     --        --  --
  Southport Partners International, Ltd....       50,000       46,760          50,000     46,760        --     --        --  --
  St. Albans Partners Ltd..................      122,000      114,095         112,000    114,095        --     --        --  --
  State Employees' Retirement Fund
  of the State of Delaware.................       83,300       77,903          83,300     77,903        --     --        --  --
  State of Connecticut Combined
  Investment Funds ........................      194,800      182,177         194,800    182,177        --     --        --  --
  State of Oregon Equity...................      145,000      135,604         145,000    135,604        --     --        --  --
  STI Capital Management...................       44,700       41,804          44,700     41,804        --     --        --  --
  SunAmerica Series Trust, on
  behalf of its Federated Utility
  Portfolio ...............................       16,800       15,712          16,800     15,712        --     --        --  --
  Susquehanna Capital Group................      109,700      102,592         109,700    102,592        --     --        --  --
  The Northwestern Mutual Life
  Insurance Company for its Group
  Annuity Separate Account (High
  Yield Bond Portfolio)....................       38,000       35,538          38,000     35,538        --     --        --  --

                                                                                 Shares That
                                                        Shares                   May Be Sold
                                                     Beneficially              Pursuant to This             Shares Owned
                                                       Owned(1)                   Prospectus               After Offering
                                             ---------------------------    ----------------------   ---------------------------
                                                Series D                     Series D                  Series D
                                               Preferred      Common         Preferred     Common      Preferred      Common
                                                 Stock       Stock(2)          Stock       Stock         Stock       Stock(3)
                                             ------------  -------------    -----------  ---------   ------------- -------------
                                                 No. of       No. of          No. of      No. of      No. of       No. of
Selling Shareholders                             Shares       Shares          Shares      Shares      Shares   %   Shares   %
--------------------                             ------       ------          ------      ------      ------  ---  -------  ---
  Vanguard Convertible Securities Fund,
  Inc......................................     183,700      171,797         183,700      171,797      --     --        --   --
  Variable Insurance Products Fund:
  High Income Portfolio....................     100,000       93,520         100,000       93,520      --     --        --   --
  Yield Strategies Fund II, LP.............      90,000       84,168          90,000       84,168      --     --        --   --
  Zurich HFR Master Hedge Fund
  Index Ltd................................       8,000        7,482           8,000        7,482      --     --        --   --
  Zeneca Holdings Trust....................      18,450       17,255          18,450       17,255      --     --        --   --
                                            ------------ ------------    ------------ ------------   ------       --------
         Total.............................  10,798,161   10,354,798      10,798,161   10,098,461       0          256,337   --

___________________

(1) Includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to the shares shown as beneficially owned.

(2) Includes shares of common stock issuable upon conversion of our Series D preferred stock. The Series D preferred stock is convertible into common stock at the conversion rate of .9352 shares of common stock for each share of Series D preferred stock. Does not include common stock that we may issue to the selling shareholders as dividends on our Series D preferred stock or in exchange for funds held in the deposit account. See "Summary - Description of Series D Preferred Stock."

(3) Based upon an aggregate of 190,064,576 shares of PSINet common stock outstanding as of June 30, 2000 and assuming the sale of all shares of Series D preferred stock offered hereby.

                             PLAN OF DISTRIBUTION

     This prospectus may be used by us for the issuance of common stock directly to the selling shareholders as payment of dividends on the Series D preferred stock and/or in exchange for funds held in the deposit account. See "Summary - Description of Series D Preferred Stock." This prospectus may also be used by the selling shareholders for the resale of shares of Series D preferred stock and for the resale of shares of common stock issued by us, if any, to the selling shareholders upon conversion of the Series D preferred stock. The securities being offered by the selling shareholders may be sold from time to time to purchasers directly by the selling shareholders, their pledgees, donees, transferees and successors-in-interest, including parties who borrow shares to settle short sales. Alternatively, the selling shareholders, their pledgees, donees, transferees and successors-in-interest, may from time to time offer the securities through underwriters, broker/dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling shareholders, and any underwriters, broker/dealers or agents that participate in the distribution of the securities may be deemed to be underwriters, and any profit on the sale of the securities by them and any profit on the resale of such securities purchased by them may be deemed to be underwriting discounts, commissions or concessions under the Securities Act of 1933. Any such securities may, without limitation, be so offered or sold in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated or fixed prices, in each case as determined by the selling shareholder or by agreement between the selling shareholder and underwriters, brokers, dealers or agents, or purchasers. To the extent required, the number of securities to be sold, purchase price, public offering price, the name of any agent, broker/dealer or underwriter and any applicable commission or discount or other compensation arrangements with respect to a particular offering will be set forth in an accompanying prospectus supplement. The selling shareholders may also sell the securities being registered hereby in accordance with Rule 144 of the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of such Rule.


     The sale of the securities by the selling shareholders may be effected in transactions (which may involve crosses, block transactions and borrowings, returns and reborrowings of the securities, pursuant to stock loan agreements to settle short sales of the securities):

     . on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

     .    in the over-the-counter market;

     . in transactions otherwise than on such exchange or in the over-the-counter market;

     . through the writing of put or call options (whether such options are listed on an options exchange or otherwise) relating to the securities or to the short sales of the securities;

     . through the distribution of the securities by any selling shareholder to its partners, members or shareholders; or

     .    through a combination of any of the above.

     The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered hereby, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Such securities may also be delivered in connection with the issuance of securities by issuers other than PSINet that are exchangeable (whether optionally or mandatorily) or payable in shares of our common stock or pursuant to which such shares may be distributed. This prospectus shall be available for use by pledgees, donees, transferees and successors-in-interest of the selling shareholders or by other persons acquiring securities, including parties who borrow the securities to settle short sales.



     Under the securities laws of certain states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


     All registration expenses incurred in connection with the registration of the securities to which this prospectus relates will be borne by us. Registration expenses include all fees and expenses incident to the registration of the securities to which this prospectus relates, including fees and expenses of our counsel and the selling shareholders (limited, in the case of counsel to the selling shareholders, to the reasonable fees and disbursements of not more than one counsel) but excluding, in the case of an underwritten offering, all fees and disbursements of any underwriters (including discounts and commissions), their counsel and accountants and all registration and filing fees.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the securities by the selling shareholders. All of the foregoing may affect the marketability of the securities offered hereby.

     Any sales by the selling shareholders are subject to compliance by the selling shareholders with restrictions in the registration rights agreement between PSINet and the selling shareholders, principally related to blackout periods and the like.

     We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, with respect to the sale of securities covered by this document.

                    DESCRIPTION OF SERIES D PREFERRED STOCK

General


     Under our certificate of incorporation, our board of directors is authorized, without further shareholder action, to issue up to 30,000,000 shares of our preferred stock, par value $.01 per share, in one or more series, and to fix the rights, preferences, privileges, and restrictions of such series, and such other qualifications, limitations or restrictions as are permitted by New York law. With respect to dividends and upon liquidation, dissolution or winding up, the Series D preferred stock will rank senior to our common stock, ratably with our 6 3/4% Series C cumulative convertible preferred stock, and senior to or ratably with any future offerings of preferred stock. As of the date of this prospectus, we have 16,500,000 shares of Series D preferred stock outstanding.

     Our outstanding Series D preferred stock is fully paid and nonassessable, subject to Section 630 of the New York Business Corporation Law. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for our Series D preferred stock is First Chicago Trust Company, a division of EquiServe. The transfer agent will send notices to shareholders of any special meetings at which holders of Series D preferred stock have the right to vote.

     Holders of our Series D preferred stock will have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into or carrying rights or options to purchase any such shares.


     Funds have been deposited into a deposit account sufficient to pay a quarterly cash payment from that deposit account in an amount equal to $0.875 per share of Series D preferred stock, subject to the rights described below which allow us to pay dividends in shares of our common stock in lieu of cash. The quarterly cash payment from the deposit account is called the quarterly return amount, and payments of those amounts commenced May 15, 2000 and will continue, subject to specified exceptions described below, until February 15, 2001. After such date, dividends will begin to accrue on the Series D preferred stock, although, as we discuss below, they may begin to accrue at an earlier time if the deposit account is terminated under the circumstances described below. Wilmington Trust Company holds the deposit account and acts as the deposit agent for the Series D preferred stock.

     We describe below in more detail the terms of the Series D preferred stock and the deposit account and the circumstances under which holders of shares of Series D preferred stock may be expected to receive payments from the deposit account.

     The following summary of the Series D preferred stock and the deposit account, while complete in material respects, is nonetheless a summary. It is qualified in its entirety by reference to the provisions of our certificate of incorporation and the amendment to our certificate of incorporation with respect to our Series D preferred stock and the deposit agreement.

Deposit Account

     The funds that the purchasers of the Series D preferred stock deposit in the deposit account will be invested in U.S. Government obligations or U.S. Government guaranteed obligations which together with the earnings on those funds will be sufficient to pay the aggregate quarterly return amounts through February 15, 2001, which date we call the deposit expiration date.

     The quarterly return amount will be based on an annual rate of 7% of the liquidation preference. The quarterly return amount payable on the Series D preferred stock for each full quarterly period will be computed by dividing the annual return amount (which is an amount equal to the annual rate on our

Series D preferred stock multiplied by the liquidation preference) by four. The quarterly return amount payable on the Series D preferred stock for any period other than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Unless, on or prior to the notice date described below, we have delivered to the deposit agent a direction notice instructing the deposit agent to purchase shares of common stock from us, the deposit agent will deliver to each holder of Series D preferred stock the quarterly return amount on February 15, May 15, August 15 and November 15 of each year, each such date being called a deposit payment date. These payments commenced on May 15, 2000 and will continue until the deposit expiration date (or earlier if the deposit account is terminated in the manner described below). The "notice date" will be a date occurring on or prior to the tenth day prior to the applicable deposit payment date or deposit expiration date, as the case may be. If we have delivered a direction notice to the deposit agent on or prior to any notice date, the deposit agent will, as instructed by us in the direction notice, purchase from us, for delivery to each holder of Series D preferred stock in lieu of all or a portion of the quarterly return amount (which has not been previously paid in cash or shares of our common stock) on the next deposit payment date, that number of whole shares of common stock determined by dividing such quarterly return amount by (a) if on the date of such payment a registration statement covering the shares of common stock so issued is effective, 97% of the market value of the common stock on the record date and (b) if on the date of such payment a registration statement covering the shares of common stock so issued is not effective or use of such registration statement is otherwise not permissible for any reason within our control, 93% of the market value of the common stock on the record date. Market value will be calculated, as of any date, based on the average of the daily closing price for the five consecutive trading days ending on such date. The closing price for each day will be the last sales price or, in case no such reported sales take place on such day, the average of the last reported bid and asked price, in either case on the principal national securities exchange on which our shares of common stock are admitted to trading or listed, or if not listed or admitted to trading on such exchange, the representative closing bid price as reported by the Nasdaq National Market or if not available, the fair market price as determined in good faith by our board of directors.

     Under the terms of the deposit agreement, we have agreed that, upon written request of the deposit agent, we will deliver, for and on behalf of the deposit agent, the shares of common stock acquired by the deposit agent directly to holders of our Series D preferred stock. The deposit agreement also provides that the obligation to purchase shares of common stock from us is secured by the funds in the deposit account.

     In the event of any conversion of the Series D preferred stock into shares of our common stock prior to the deposit expiration date, in those circumstances we will be paid any funds remaining in the deposit account allocable to those shares of Series D preferred stock so converted (and as a result, holders of Series D preferred stock will not receive any partial payment from the deposit account if they convert their shares prior to receipt of a full quarterly return amount).

     Notwithstanding the foregoing we may, upon notice to the holders of Series D preferred stock, elect early termination of the deposit account if:

     . we obtain any required amendments to the covenants under our various debt obligations that would permit us to pay cash dividends on our Series D preferred stock prior to the deposit expiration date; and

     . at the time we receive such amendments or at any time thereafter (so long as the amendments remain effective) the trading price, on any date, for the Series D preferred stock equals or exceeds the liquidation preference.

     If we elect early termination of the deposit account, the Series D preferred stock will begin to accrue dividends from the last deposit payment date.

     On the deposit expiration date, after distributing all quarterly return amounts, the deposit account agreement requires the deposit agent to pay to us any cash remaining in the deposit account on such date and terminate the deposit account.

     Upon the final resolution (including the final resolution of all appeals or rights to appeal in any court) of any voluntary or involuntary dissolution, liquidation or winding up of our company, the deposit agent will be required to return, upon our written direction, to the holders of the Series D preferred stock any funds at the time remaining in the deposit account. While we consider the funds placed in the deposit account to be the property of the purchasers of the Series D preferred stock and not our property, we cannot be certain that, in a bankruptcy proceeding, our creditors or a trustee in bankruptcy could not claim that those funds constituted property of our bankrupt estate. If that were to occur, access to the funds in the deposit account by the purchasers of the Series D preferred stock could be delayed or, if the claims were successful, even put in doubt.

Dividends


     On and after the deposit expiration date, or upon earlier termination of the deposit account, holders of the Series D preferred stock will be entitled to receive cumulative dividends at an annual rate of 7% of the liquidation preference, payable quarterly out of assets legally available on February 15, May 15, August 15 and November 15 of each year when, as and if declared by our board of directors. Dividends on the Series D preferred stock will accrue from February 15, 2001 (or earlier if the deposit account is terminated), and, as a result, we will not make any dividend payments on the Series D preferred stock until May 15, 2001 (or earlier if the deposit account is terminated). Dividends, to the extent declared by our board of directors, may, at our option, be paid in cash, by delivery of fully paid and nonassessable shares of common stock, or a combination of cash and shares (subject to applicable law). Dividends will be payable to holders of record as they appear on our stock register on such record dates, not more than sixty days nor less than ten days preceding the applicable dividend payment date, as fixed by our board of directors. Dividends payable on the Series D preferred stock for each full dividend period will be computed by dividing the annual dividend rate by four. Dividends payable on the Series D preferred stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Series D preferred stock will not be entitled to any dividend, whether payable in cash, property, or securities, in excess of the full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any accumulated and unpaid dividends.

     If we elect to pay dividends in shares of our common stock, the number of shares of our common stock that we distribute will be calculated by dividing the dividend payment by (a) if on the date of such payment a registration statement covering the shares of common stock so issued is effective, 97% of the market value of the common stock on the record date and (b) if on the date of such payment a registration statement covering the shares of common stock so issued is not effective or use of such registration statement is otherwise not permissible for any reasons within our control, 93% of the market value of the common stock on the record date.

     No dividends or distributions, other than a dividend or distribution in our stock ranking junior to the Series D preferred stock as to dividends and upon liquidation, dissolution or winding up, may be declared, made or paid or set apart for payment upon any of our stock ranking junior to or ratably with the Series D preferred stock as to dividends, nor may any of our stock ranking junior to or ratably with the Series D preferred stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any shares of any such stock), by us (except, in general and in both cases, by conversion into or exchange for shares of stock of ours ranking junior to or ratably with the Series D preferred stock as to dividends and upon liquidation and in the case that moneys for such dividends, distributions, redemptions, purchases, or other acquisitions are derived from the proceeds of the offering of such securities or a concurrent offering of related securities) unless full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment of those dividends is set apart for such payment on the Series D preferred stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition.

     Notwithstanding the foregoing, if full dividends have not been declared and paid or set apart on the Series D preferred stock and any other preferred stock ranking ratably with the Series D preferred stock as to dividends, dividends may be declared and paid on the Series D preferred stock and such other ratable preferred stock, so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Series D preferred stock and such other ratable preferred stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the Series D preferred stock and such other preferred stock bear to each other; provided, that if such dividends are paid in cash on the other ratable preferred stock, dividends will also be paid in cash on the Series D preferred stock.


     The holders of shares of Series D preferred stock at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares on the corresponding dividend payment date notwithstanding the subsequent conversion of those shares or our default in payment of the dividend due on that dividend payment date. Holders of shares called for redemption on a redemption date between the record date and the dividend payment date will be entitled to receive their dividend payment on such redemption date. Except as provided in the immediately preceding sentences or as otherwise described under "Special Redemption" below, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of our common stock issued upon conversion.

     Our ability to declare and pay dividends and make other distributions with respect to our capital stock, including the Series D preferred stock, is limited by provisions contained in various financing agreements, which currently prohibit us from making cash dividend payments and in the provisions of our certificate of incorporation relating to our Series C preferred stock. Our ability to declare and pay dividends may also be limited by applicable New York law.

Liquidation Preference

     The shares of Series D preferred stock will be issued with a liquidation preference equal to $50 per share. See also "Federal Income Tax Consequences." If upon any voluntary or involuntary dissolution, liquidation or winding up of our company, the amounts payable with respect to the liquidation preference of the Series D preferred stock and any other shares of our stock ranking as to any such distribution ratably with the Series D preferred stock (which includes our Series C preferred stock) are not paid in full, the holders of the Series D preferred stock and of such other shares will share pro rata in proportion to the full distributable amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Series D preferred stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business, other than in connection with the dissolution, liquidation or winding up of the business, nor our merger or consolidation into or with any other corporation, will be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of our company.

Optional Redemption

     The Series D preferred stock is not subject to any sinking fund or other similar provisions.

     Except for a special redemption discussed below, we may not redeem the Series D preferred stock prior to February 15, 2003. Beginning on that date, we may redeem shares of Series D preferred stock, during the twelve-month periods commencing on February 15 of the years indicated below, at the following redemption premiums (expressed as a percentage of the liquidation preference per share), plus in each case all accumulated and unpaid dividends (whether or not declared) to the redemption date:

                                                      Redemption
                                                        Premium
     Year                                              Per Share
     ----                                             -----------

     2003..........................................     104.000%
     2004..........................................     103.000%
     2005..........................................     102.000%
     2006..........................................     101.000%
     2007 and thereafter...........................     100.000%


     We may effect any redemption, in whole or in part, at our option, in cash, by delivery of fully paid and nonassessable shares of our common stock or a combination of cash and shares (subject to applicable law), by delivering notice to the holders of the Series D preferred stock not less than 20 nor more than 60 days prior to the scheduled redemption date.


     In the event that fewer than all the outstanding shares of Series D preferred stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. If we elect to make redemption payments in shares of our common stock, the number of shares of our common stock that we distribute will be calculated by dividing the redemption payment by 97% of the market value of our common stock calculated as described in the last sentence of this paragraph. In order for us to exercise the option by paying the redemption price in our common stock, a shelf registration statement must be effective between and including the redemption notice date and the redemption date. The market value of the common stock will be calculated based on the average of the daily closing price for the five consecutive trading days ending two trading days prior to the redemption date.


     From and after the applicable redemption date, unless we default in the payment of the redemption price, dividends on the shares of Series D preferred stock to be redeemed on such redemption date shall cease to accumulate, such shares shall no longer be deemed to be outstanding, and all rights of the holder of those shares as shareholders (except the right to receive the redemption price) will cease.

     If any dividends on the Series D preferred stock are in arrears, no shares of Series D preferred stock will be redeemed.

     Our ability to redeem any shares of Series D preferred stock is, and may continue to be, limited by the terms of our other financing arrangements, our Series C preferred stock and applicable law. In fact, we would currently be prohibited by the terms of our outstanding senior notes from redeeming the Series D preferred stock for cash.

Special Redemption

     We may redeem the Series D preferred stock at a redemption premium of 105.50% of the liquidation preference, plus accumulated and unpaid dividends, if any, whether or not declared, to the provisional redemption date on or after August 15, 2001 but prior to February 15, 2003 ("provisional redemption"), if the trading price of our common stock equals or exceeds $80.20 per share for 20 trading days within any 30 consecutive trading days ending one day prior to the day on which we send out a provisional redemption notice. If we undertake a provisional redemption, holders of Series D preferred stock that we call for redemption, will, in addition to the payments required by the preceding sentence, also receive an "additional payment" in an amount equal to the present value of the aggregate value of the dividends that would thereafter have been payable on the Series D preferred stock (whether or not declared) from the provisional redemption date to February 15, 2003 called the "additional period." The present value will be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the additional period on the day immediately preceding the date on which a notice of provisional redemption is mailed. We will be obligated to make the additional payment on all Series D preferred stock that we have called for provisional redemption, whether or not those shares of Series D preferred stock are converted into shares of common stock prior to the provisional redemption date.

Voting Rights


     Except as set forth below and as required by law, holders of Series D preferred stock will have no voting rights. Under New York law, holders of Series D preferred stock will be entitled to vote as a class upon a proposed amendment to our charter, whether or not the holders are entitled to vote by the terms of our charter, if the amendment would:

     . exclude or limit their right to vote on any matter, except as such right may be limited by voting rights given to new shares then being authorized of any existing or new class or series,


     . increase or reduce the par value of the shares of the Series D preferred stock, change any shares into a different number of shares of the same class or into the same or a different number of shares of any class or series, or change, fix or abolish the designation of the Series D preferred stock or any of the relative rights, preferences and limitations of the shares of the Series D preferred stock, provided that the shares may be converted into shares of any other class or into shares of any other series of the same class, or alter the terms or conditions upon which their shares are convertible or change the shares issuable upon conversion of the shares of the Series D preferred stock if that action would adversely affect the holders of the Series D preferred stock, or

     . subordinate their rights by authorizing shares having preferences that would be in any respect superior to their rights.

     If the dividends payable on the Series D preferred stock are in arrears for six quarterly periods, the holders of Series D preferred stock voting separately as a class with the shares of any other preferred stock or preference securities having similar voting rights, including our Series C preferred stock, will be entitled at the next regular or special meeting of our shareholders to elect two directors to our board of directors. Such voting rights will continue only until such time as the dividend arrearage on the Series D preferred stock has been paid in full.

     The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series D preferred stock will be required to permit us to issue any class or series of stock, or security convertible into stock or evidencing a right to purchase any shares of any class or series of stock ranking senior to the Series D preferred stock as to dividends, liquidation rights or voting rights, and for amendments to our charter that would affect adversely the rights of holders of the Series D preferred stock. Notwithstanding the above, any issuance of shares of preferred stock which rank ratably with the Series D preferred stock (including the issuance of additional shares of our Series D preferred stock) will not, by itself, be deemed to adversely affect the rights of the holders of the Series D preferred stock. In all such cases, each share of Series D preferred stock shall be entitled to one vote.

Conversion Rights


     The Series D preferred stock will be convertible at any time after February 15, 2000 at the holder's option into the number of whole shares of our common stock as is equal to the liquidation preference divided by a conversion price of $53.465, subject to adjustment as described below. We refer to the present conversion price and the conversion price as further adjusted as the conversion price. A share of Series D preferred stock called for redemption will be convertible into shares of our common stock up to and including, but not after, the close of business on the second business day prior to the date fixed for redemption unless we default in the payment of the amount payable upon redemption.

     In our discretion, no fractional shares of our common stock or securities representing fractional shares of our common stock will be issued upon conversion. Any fractional interest in a share of our common stock resulting from conversion will be paid in cash based on the last reported sales price of our common stock on any national exchange or any level of Nasdaq, or any national securities exchange or authorized quotation system on which our common stock is then listed, at the close of business on the trading day next preceding the date of conversion or such later time as we are legally and contractually able to purchase such fractional shares.


     The conversion price for the Series D preferred stock is subject, upon the occurrence of specified events after the issuance of the Series D preferred stock, to adjustment in accordance with formulas set forth in our charter, including:

     . any redemption payment or payment of a dividend or other distribution payable in shares of our common stock to all holders of any class of our capital stock, other than the issuance of shares of our common stock in connection with the payment in redemption for, of dividends on or the conversion of the Series D preferred stock or any other preferred stock that ranks ratably with the Series D preferred stock or the issuance of any shares of our common stock pursuant to the deposit agreement or a deposit agreement created for the benefit of holders of any other preferred stock that ranks ratably with the Series D preferred stock or to all holders of the Series D preferred stock or any other preferred stock that ranks ratably with the Series D preferred stock based upon the number of shares of our common stock into which the Series D preferred stock or any other preferred stock that ranks ratably with the Series D preferred stock is then convertible;


     . any issuance to all holders of shares of our common stock of rights, options or warrants entitling them to subscribe for or purchase shares of our common stock or securities convertible into or exchangeable for shares of our common stock at less than market value as of the date of conversion or exchange; provided, however, that no adjustment will be made with respect to such a distribution if the holder of shares of the Series D preferred stock would be entitled to receive such rights, options or warrants upon conversion at any time of shares of the Series D preferred stock into our common stock and provided, further, that if such rights, options or warrants are only exercisable upon the occurrence of triggering events, then the conversion price for the Series D preferred stock will not be adjusted until such triggering events occur;

     .    any subdivision, combination or reclassification of our common stock;

     . any distribution consisting exclusively of cash (excluding any cash distributed upon a merger or consolidation to which the last bullet point of this paragraph applies) to all holders of shares of our common stock in an aggregate amount that, combined together with (1) all other such cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock concluded within the then preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization (defined as the product of the then current market price of our common stock times the number of shares of our common stock then outstanding on the record date of such distribution);

     . the completion of a tender or exchange offer that we or any of our subsidiaries make for shares of our common stock that involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of any of our common stock expiring within the then preceding 12 months in respect of which no adjustment has been made and (2) the aggregate amount of any such cash distributions referred to in the fourth bullet point of this paragraph to all holders of shares of our common stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization just prior to the expiration of such tender offer; or

     . a distribution to all holders of our common stock consisting of evidences of indebtedness, shares of capital stock other than our common stock or assets, including securities, but excluding those dividends, rights, options, warrants and distributions referred to above (other than in connection with a merger effected solely to reflect a change in our jurisdiction of incorporation).

     No adjustment of the conversion price will be required to be made until the cumulative adjustments, whether or not made, amount to 1.0% or more of the conversion price as last adjusted. No conversion price adjustment will be made as a result of the issuance of our common stock on conversion of the Series D preferred stock. Each event requiring adjustment to the conversion price will require only a single adjustment even though more than one of the adjustment clauses may be applicable to such event. We reserve the right to make such reductions in the conversion price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event we elect to make such a reduction in the conversion price, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the conversion price.

     In the event that, after the issuance of the Series D preferred stock, we distribute rights or warrants (other than those referred to in the second bullet point of the second preceding paragraph) to all holders of our common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any shares of Series D preferred stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of our common stock then issuable upon such conversion, which we call the conversion shares, a number of rights or warrants to be determined as follows: (1) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants, called the distribution date, the same number of rights or warrants to which a holder of a number of shares of our common stock equal to the number of conversion shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants, and (2) if such conversion occurs after such distribution date, the same number of rights or warrants to which a holder of the number of shares of our common stock into which such Series D preferred stock was convertible immediately prior to such distribution date would have been entitled on such distribution date in accordance with the terms and provisions of and applicable to the rights or warrants. In the event the holders of Series D preferred stock are not entitled to receive such rights or warrants, the conversion price will be subject to adjustment upon any declaration or distribution of such rights or warrants.


     In case of any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into our company, with specific exceptions, or in case of any sale, transfer or conveyance of all or substantially all of the assets of our company, computed on a consolidated basis, each share of Series D preferred stock then outstanding will, without the consent of any holder of Series D preferred stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of our common stock into which such share of Series D preferred stock was convertible immediately prior to the effectiveness of that event, after giving effect to any event that has resulted in a conversion event.

     In the case of any distribution by us to our shareholders of substantially all of our assets, each holder of Series D preferred stock will participate pro rata in such distribution based on the number of shares of our common stock into which such holders' shares of Series D preferred stock would have been convertible immediately prior to such distribution.

Change of Control

     Notwithstanding the foregoing, upon a change of control of our company, holders of Series D preferred stock will, if the market value of our common stock at such time is less than the conversion price, have a one time option, upon not less than 30 days of notice nor more than 60 days of notice, to convert all of their outstanding shares of Series D preferred stock into shares of our common stock at an adjusted conversion price equal to the greater of (1) the market value of our common stock as of the date of the change of control and (2) $28.98. In lieu of issuing the shares of our common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such common stock otherwise issuable.


     Our charter defines change of control for purposes of the Series D preferred stock as any of the following events:

     . any "person" or "group," as such terms are used in Sections 13(d) and 14(d) of the Exchange Act of 1934, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act of 1934, except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) directly or indirectly, of more than 50% of our total outstanding voting stock;

     . during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors, together with any new directors whose election to our board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office;

     . our company consolidates with or merges with or into any person or conveys, transfers or leases all or substantially all, computed on a consolidated basis, of our assets to any person, or any corporation consolidates with or merges into or with our company in any such event pursuant to a transaction in which our outstanding voting stock is changed into or exchanged for cash, securities or other property, other than any such transaction where our outstanding voting stock is not changed or exchanged at all, except to the extent necessary to reflect a change in the jurisdiction of incorporation of our company or where no person or group owns, immediately after such transaction, directly or indirectly, more than 50% of the total outstanding voting stock of the surviving corporation; or

     . our company is liquidated or dissolved or adopts a plan of liquidation or dissolution.

     The good faith determination of our board of directors, based upon the advice of outside counsel, of the beneficial ownership of securities of our company within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act will be conclusive, absent contrary controlling judicial precedent or contrary written interpretation published by the SEC.

     The phrase "all or substantially all" of the assets of our company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of our assets.

Registration Rights


     Pursuant to a registration rights agreement, we have agreed to use our reasonable best efforts to keep this registration statement continuously effective under the Securities Act of 1933 generally until, the earlier of (i) sale by the selling shareholders of the shares of Series D preferred stock and of the shares of common stock issuable upon conversion of the Series D preferred stock pursuant to the shelf registration or (ii) February 1, 2002. Use of this prospectus by the selling shareholders may be suspended under customary conditions, for example, during blackout periods preceding an underwritten offering of PSINet securities.

                          DESCRIPTION OF INDEBTEDNESS

     The following are summaries of our existing indebtedness. While complete in material respects, these descriptions are nonetheless summaries. These descriptions are qualified in their entirety by reference to the provisions of the various agreements and indentures related to them.

10% Senior Notes

     We have outstanding $600.0 million aggregate principal amount of 10% senior notes due 2005. The 10% senior notes are senior unsecured obligations ranking equivalent in right of payment to all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future indebtedness. The 10% senior notes were issued under an indenture dated as of April 13, 1998 between us and Wilmington Trust Company, as Trustee.

     The 10% senior notes will mature on February 15, 2005. Interest on the 10% senior notes is payable semi-annually on August 15 and February 15 of each year, commencing August 15, 1998. The 10% senior notes are redeemable at our option, in whole or in part, at any time on or after February 15 of 2002, 2003 and 2004 at 105.0%, 102.5% and 100.0% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to February 15, 2001, we may redeem up to 35% of the original aggregate principal amount of the 10% senior notes at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the 10% senior notes remains outstanding immediately after such redemption. Upon the occurrence of a "change of control" (as defined in the 10% senior notes indenture), we will be required to make an offer to purchase all of the 10% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds or the financial resources necessary to satisfy its obligations to repurchase the 10% senior notes upon a change of control.

     The 10% senior notes indenture contains certain financial covenants with which we must comply, including the following matters:

     . limitation on our payment of cash dividend, repurchase of capital stock, payment of principal on subordinated indebtedness and making of certain investments, unless after giving effect to each such payment, repurchase or investment, certain operating cash flow coverage tests are met, excluding certain permitted payments and investments;

     . limitation on our and our subsidiaries' incurrence of additional indebtedness, unless at the time of such incurrence, our ratio of debt to annualized operating cash flow would be less than or equal to 6.0 to
        1.0 prior to April 1, 2001 and less than or equal to 5.5 to 1.0 on or after April 1, 2001, excluding certain permitted incurrences of debt;

     . limitation on our and our subsidiaries' incurrence of liens, unless the 10% senior notes are secured equally and ratably with the obligation or liability secured by such line, excluding certain permitted liens;

     . limitation on the ability of our subsidiaries to create or otherwise cause to exist any encumbrance or restriction on the payment of dividends or other distributions on our capital stock, payment of indebtedness owed to us or any other subsidiary, making of investments in us or any other subsidiary, or transfer of any properties or assets to us or any other subsidiary, excluding certain permitted encumbrances and restrictions;

     . limitation on certain mergers, consolidations and sales of assets by us or our subsidiaries;

     .  limitation on certain transactions with our affiliates;

     . limitation on the ability of our subsidiaries to guarantee or otherwise become liable with respect to any of our indebtedness unless such subsidiary provides for a guarantee of the 10% senior notes on the same terms as the guarantee of such indebtedness;

     . limitation on certain sale and leaseback transactions by us or our subsidiaries;

     . limitation on certain issuances and sales of capital stock of our subsidiaries; and

     . limitation on our ability or the ability of our subsidiaries to engage in any business not substantially related to a telecommunications business.

     The events of default under the 10% senior notes indenture include various events of default customary for such type of agreement, including, among others, the failure to pay principal and interest when due on the 10% senior notes, cross-defaults on other indebtedness for borrowed monies in excess of $10 million, certain judgments or orders for payment of money in excess of $10 million, and certain events of bankruptcy, insolvency and reorganization.

      Our ability to declare a subsidiary as an unrestricted subsidiary would be dependent upon a number of factors including, but not limited to, the availability of amounts specified in our indentures which may be used for such designation.

10 1/2% Senior Notes

     We have outstanding approximately $600.0 million and Euro 150.0 million aggregate principal amount of 10 1/2% senior notes due 2006. The 10 1/2% senior notes are our senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 10 1/2% senior notes were issued under an indenture dated as of December 2, 1999 between us and Wilmington Trust Company, as Trustee.

     The 10 1/2% senior notes will mature on December 1, 2006. Interest on the 10 1/2% senior notes is payable semi-annually on June 1 and December 1 of each year, commencing June 1, 2000. The 10 1/2% senior notes are not redeemable. Upon the occurrence of a change of control (as defined in the 10 1/2% senior notes indenture), we will be required to make an offer to purchase all of the 10 1/2% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.
We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 10 1/2% senior notes upon a change of control.

     The 10 1/2% senior notes indenture contains certain financial covenants with which we must comply which are substantially identical to those contained in the indentures governing our other senior notes. These financial covenants are described above under "-- 10% Senior Notes."

     The events of default under the 10 1/2% senior notes are substantially identical to those contained in the indentures governing our other senior notes and are described above under "-- 10% Senior Notes."

11% Senior Notes

     We have outstanding approximately $1.05 billion and Euro 150 million aggregate principal amount of our 11% senior notes due 2009. The 11% senior notes are our senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 11% senior notes were issued under an indenture dated as of July 23, 1999, as amended, between us and Wilmington Trust company, as Trustee.

     The 11% senior notes will mature on August 1, 2009. Interest on the 11% senior notes is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2000. The 11% senior notes are redeemable at our option, in whole or in part, any time on or after August 1 of 2004, 2005, 2006 and 2007 at 105.500%, 103.667%, 101.833% and 100.000% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to August 1, 2002, we may redeem up to 35% of the original aggregate principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the 11% senior notes remains outstanding immediately after such redemption. Upon the occurrence of a change of control (as defined in the 11% senior notes indenture), we will be required to make an offer to purchase all of the 11% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have the sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 11% senior notes upon a change of control.

     The 11% senior notes indenture contains certain financial covenants with which we must comply, which are substantially identical to those contained in the indenture governing our 10% senior notes described above under "-- 10% Senior Notes."

     The events of default under the 11% senior notes indenture are substantially identical to those contained in the indenture governing our 10% senior notes described above under "-- 10% Senior Notes."

11 1/2% Senior Notes

     We have outstanding $350.0 million aggregate principal amount of our 11 1/2% senior notes due 2008. The 11 1/2% senior notes are our senior unsecured obligations ranking equivalent in right of payment to all our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all our existing and future subordinated indebtedness. The 11 1/2% senior notes were issued under an indenture dated as of November 3, 1998, as amended, between us and Wilmington Trust Company, as Trustee.

     The 11 1/2% senior notes will mature on November 1, 2008. Interest on the 11 1/2% senior notes is payable semi-annually on May 1 and November 1 of each year, commencing May 1, 1999. The 11 1/2% senior notes are redeemable at our option, in whole or in part, any time on or after November 1, of 2003, 2004, 2005 and 2006 at 105.750%, 103.833%, 101.917% and 100.000% of the principal amount thereof, respectively, in each case, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to November 1, 2001, we may redeem up to 35% of the original aggregate principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the net cash proceeds of certain public equity offerings or the sale of stock to one or more strategic investors, provided that at least 65% of the original aggregate principal amount of the 11 1/2% senior notes remains outstanding immediately after such redemption. Upon the occurrence of a change of control (as defined in the 11 1/2% senior notes indenture), we will be required to make an offer to purchase all of the 11 1/2% senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds or the financial resources necessary to satisfy our obligations to repurchase the 11 1/2% senior notes upon a change of control.

     The 11 1/2% senior notes indenture contains certain financial covenants with which we must comply, which are substantially identical to those contained in the indenture governing our 10% senior notes described above under "-- 10% Senior Notes."

     The events of default under the 11 1/2% senior notes indenture are substantially identical to those contained in the indenture governing our 10% senior notes described above under "-- 10% Senior Notes."

2.94% Notes

     Our subsidiary, PSINet Consulting Solutions, Inc., or PSINet Consulting, formerly known as Metamor Worldwide, Inc., has outstanding $227.0 million aggregate principal amount at maturity of 2.94% convertible subordinated notes due 2004. The 2.94% Notes were issued under an indenture dated as of August 15, 1997 between Metamor and The Bank of New York, as Trustee. In connection with our merger with Metamor, we entered into a supplement to the indenture governing the 2.94% Notes which provides that the 2.94% Notes are now convertible into PSINet common stock. Metamor remains solely liable with respect to the payment of and interest on the 2.94% Notes. Each 2.94% Note is convertible, at the option of the holder, at any time after 90 days following the latest date of original issuance thereof through maturity, unless previously redeemed or otherwise purchased by PSINet Consulting, into shares of our common stock at the conversion rate of 21.36573 shares per $1,000 principal amount at maturity of the 2.94% Notes. The conversion rate will not be adjusted for accreted original issue discount or accrued interest, but will be subject to adjustment upon the occurrence of certain events affecting our common stock. Upon conversion, the holder will not receive any cash payment representing accreted original issue discount or accrued interest; such accreted original issue discount and accrued interest will be deemed paid by issuance of our common stock received on conversion.



     The 2.94% Notes will mature on August 15, 2004. Interest on the 2.94% Notes is payable semiannually in arrears in cash on February 15 and August 15 of each year, commencing February 15, 1998. The 2.94% Notes are not redeemable by PSINet Consulting prior to August 18, 2000. Thereafter, the 2.94% Notes will be redeemable, in whole or in part, at any time on at least 30 days notice at the option of PSINet Consulting at fixed redemption prices plus accrued and unpaid interest. Although the 2.94% Notes cannot be redeemed prior to August 18, 2000, the indenture governing the 2.94% Notes can be satisfied and discharged (except for certain ministerial provisions) if the 2.94% Notes are redeemable within one year, PSINet Consulting takes actions necessary to cause the 2.94% Notes to be redeemed and deposits the redemption price with the Trustee, and PSINet Consulting takes certain other actions. Upon the occurrence of any fundamental change in PSINet Consulting (as defined in the 2.94% Notes Indenture) occurring prior to the maturity of the 2.94% Notes, each holder shall have the right, at such holder's option, to require PSINet Consulting to purchase all or any part (provided that the principal amount at maturity is $1,000 or an integral multiple thereof) of such holder's 2.94% Notes at declining redemption prices, subject to adjustment in certain events, together with accrued and unpaid interest thereon to the date of purchase. Neither the acquisition of Metamor by us nor any future acquisition of us, all or substantially all of the consideration for which consists of common stock listed on a United States national securities exchange or the Nasdaq National Stock Market, did or will constitute a fundamental change.

     The events of default under the 2.94% Notes indenture include various events of default customary for such type of agreement, including, the failure to pay principal and interest when due on the 2.94% Notes or to pay the redemption price or fundamental change repurchase price when due, default in the observance or performance of other covenants in the indenture, and certain events of bankruptcy, insolvency and reorganization.

                   MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

     The following is a summary by Nixon Peabody LLP, special tax counsel to PSINet, of the material United States federal income tax consequences of owning, holding and disposing of Series D preferred stock and any shares of common stock received as dividends thereon or in connection with an ownership interest in the deposit account. This summary is based upon the Internal Revenue Code of 1986, as amended, existing and proposed treasury regulations, published rulings and court decisions in effect on the date hereof, all of which are subject to retroactive change at any time. Our counsel has relied upon our representations with respect to factual matters for purposes of this summary. This summary is not binding on the Internal Revenue Service or on the courts. No ruling will be requested from the Internal Revenue Service on any issues described below. We cannot assure you that the Internal Revenue Service will not take a different position concerning the matters discussed below.

     This summary applies only to persons who hold the Series D preferred stock as "capital assets" within the meaning of Section 1221 of the Code. It does not address tax consequences to taxpayers who are subject to special rules (such as financial institutions, dealers in securities, tax-exempt organizations, insurance companies, persons that hold the Series D preferred stock as part of a straddle or conversion transaction, holders subject to the alternative minimum tax and, except as discussed below under "Consequences to Non-U.S. Holders of Series D Preferred Stock," persons who are not "U.S. Holders"). A "U.S. Holder" means a beneficial owner of Series D preferred stock who purchased it pursuant to this offering and that for U.S. federal income tax purposes is (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH PURCHASER OF SERIES D PREFERRED STOCK IS STRONGLY URGED TO CONSULT WITH SUCH PURCHASER'S OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH PURCHASER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SERIES D PREFERRED STOCK.

Consequences to Holders of Series D Preferred Stock

     Inclusion in Income. Pursuant to the terms of the deposit agreement, each holder of Series D preferred stock will be treated as owning a pro rata portion of the cash deposited in the deposit account and we will not treat such cash as received in exchange for the Series D preferred stock. Accordingly, the liquidation preference with respect to each share of Series D preferred stock will exceed the amount we receive upon the issuance of the Series D preferred stock. Additionally, dividends will not begin to accrue on the Series D preferred stock until February 15, 2001 (or earlier if the deposit account is terminated). The precise treatment of Series D preferred stock with these terms is not entirely clear. However, we intend to treat the Series D preferred stock as if it were purchased at a discount from its liquidation preference and provided for accretion in its liquidation preference equal to $0.875 per share (in respect of each full quarter) on each quarterly deposit payment date, so long as the Series D preferred stock remains outstanding.

     Under Section 305(c) of the Code, the accretion in the liquidation preference of the Series D preferred stock on each deposit payment date should be treated as a dividend taxable as ordinary income to the Series D preferred stock holders to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The amount of the distribution on each share of Series D preferred stock will equal the fair market value of the accretion in the liquidation preference with respect to the Series D preferred stock. To the extent that the value of the accretion in liquidation preference on the Series D preferred stock exceeds current and accumulated earnings and profits, such accretion will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of such Series D preferred stock in the hands of each holder (but not below zero). However, such reduction will be exactly offset by an increase in basis resulting from the holder's receipt of the additional liquidation preference.
If the value of any accretion in liquidation preference exceeds the adjusted tax basis of the Series D preferred stock in the hands of the holder, such excess will be treated as capital gain and will be long-term if such holder's holding period for the Series D preferred stock exceeds one year.

     On or after August 15, 2001 but prior to February 15, 2003, we may redeem shares of the Series D preferred stock at a redemption premium of 105.50% if the trading price of our common stock equals or exceeds $80.20 per share for a specified trading period. In the event we have elected an early termination of the deposit account, a holder of Series D preferred stock whose stock is so redeemed will also be entitled to the additional payment we described under "Description of Series D Preferred Stock -- Special Redemption." We do not intend to treat premium in excess of the liquidation preference (including any additional payment) as resulting in constructive distribution treatment under
Section 305(c) of the Code.  Under treasury regulations issued pursuant to
Section 305(c) of the Code, the constructive distribution provisions could apply if the issuer has a redemption right, but only if, based on all the facts and circumstances as of the issue date, redemption pursuant to the right is more likely than not to occur. A safe harbor treats a redemption right as not more likely to occur if, among other requirements, exercise of the redemption right would not reduce the Series D preferred shareholder's yield. In the event of redemption of Series D preferred stock by reason of the trading price of our common stock equaling or exceeding $80.20 per share for the specified trading period, the premium paid (including any additional payment) would not reduce the Series D preferred shareholder's yield.

     On and after the deposit expiration date, a holder of Series D preferred stock will be entitled to receive dividends at an annual rate of 7% of the liquidation preference in cash or, at our option, our common stock or a combination thereof. In the event we exercise our right to pay dividends in our common stock (after the expiration of the deposit agreement) the number of shares of such common stock to be distributed shall be determined by dividing the amount of cash that would be paid by 97% (or, in some circumstances, 93%) of the market value of the common stock. A holder of Series D preferred stock must include in income as ordinary income the amount of any such cash distributions and the fair market value of any common stock distributions to the extent that we have current or accumulated earnings and profits. If we have no current or accumulated earnings and profits, distributions are first treated as a return of capital to the extent of the Series D preferred stock holder's basis, and thereafter as capital gain.

     We presently do not have any current or accumulated earnings and profits as determined under United States federal income tax principles. As a result, until such time as we have earnings and profits, an increase in the liquidation preference on a distribution will reduce the adjusted tax basis (but not below zero) in the hands of each holder of the shares of Series D preferred stock.
The basis reduction should be offset for each share of Series D preferred stock by a corresponding increase in tax basis for a holder resulting from the increase in liquidation preference. Further, until we have current or accumulated earnings and profits, any accretion in the liquidation preference or other distributions with respect to the Series D preferred stock will not be treated as dividends for United States federal income tax purposes and, thus, will not qualify for any dividends received deduction as described below. Holders will recognize gain to the extent that any distribution exceeds current or accumulated earnings and profits and their basis in their Series D preferred stock.

     Dividends to Corporate Shareholders. In general, a distribution that is treated as a dividend for federal income tax purposes and that is made to a corporate shareholder with respect to the Series D preferred stock will qualify for the 70% dividends-received deduction under Section 243 of the Code. Holders should note, however, that we cannot assure you that we will have current or accumulated earnings and profits in the future. Accordingly, we cannot assure you that the dividends-received deduction will apply to distributions on the Series D preferred stock.

     In addition, there are many exceptions and restrictions relating to the availability of the dividends-received deduction such as restrictions relating to (1) the holding period of stock the dividends on which are sought to be deducted, (2) debt-financed portfolio stock, (3) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Code, and (4) taxpayers that pay alternative minimum tax. Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which exceptions and restrictions may apply to their particular factual situation.

     Common Stock-Holding Period. A shareholder's holding period for shares of common stock received in lieu of cash dividends (after the expiration of the deposit agreement) or in connection with our right to transfer shares of common stock under the deposit agreement will commence on the day following the date of transfer and will not include such shareholders' holding period for the shares of Series D preferred stock with respect to which the shares of common stock were distributed. However, a shareholder's holding period for common stock received on conversion of the Series D preferred stock will include the shareholder's holding period for the Series D preferred stock.

     Sale or Redemption. Upon a sale or other disposition (other than a redemption or a conversion of Series D preferred stock into common stock) of Series D preferred stock, a holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by the holder in such sale or other disposition and such holder's adjusted tax basis in such shares. Such gain or loss will be long-term gain or loss if the holder's holding period for such Series D preferred stock or common stock is more than 12 months. In the case of individuals, long-term capital gains with respect to property held for more than 12 months are taxed at a maximum 20% federal tax rate. Net capital gain of corporations is taxed the same as ordinary income, with a maximum federal tax rate of 35%.

     Any gain or loss recognized by a holder upon redemption of the Series D preferred stock will be treated as gain or loss from the sale or exchange of Series D preferred stock or common stock, if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:
(1) such holder's interest in our Series D preferred stock is completely terminated as a result of the redemption, (2) such holder's percentage ownership in our voting stock immediately after the redemption is less than 80% of such percentage ownership immediately before such redemption, or (3) the redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302 of the Code). Sales and acquisitions of our stock occurring contemporaneously with a redemption of Series D preferred stock, which are made pursuant to an integrated plan on the part of the holder, may be considered for purposes of determining whether the preceding tests are met. If a redemption of the Series D preferred stock is treated as a distribution that is taxable as a dividend, the holder will be taxed on the payment received in the same manner as described above, and the holder's adjusted tax basis in the redeemed Series D preferred stock or common stock will be transferred to any remaining shares held by such holder.

     In the event we have elected an early termination of the deposit account and a holder of the Series D preferred stock whose stock is redeemed receives the additional payment, such additional payment should be treated as additional cash proceeds received in the redemption of such Series D preferred stock.

     Conversion or Exchange of Series D Preferred Stock. A holder of Series D preferred stock will generally not recognize gain or loss by reason of receiving our common stock in exchange for Series D preferred stock upon the redemption or conversion of the Series D preferred stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of our common stock attributable to dividend arrearages will be treated as a constructive distribution as described above. The adjusted tax basis of the common stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of Series D preferred stock exchanged therefor and the holding period of the common stock received upon conversion will include the holding period of the shares of Series D preferred stock exchanged. The tax basis of any common stock treated as a constructive distribution taxable as a dividend will be equal to its fair market value on the date of the exchange.

     Adjustment of Conversion Price. If at any time we make a distribution of property to holders of our common stock that would be taxable to such shareholders as a dividend for federal income tax purposes and, in accordance with the antidilution provisions, the conversion price of the Series D preferred stock is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of Series D preferred stock. For example, a decrease in the conversion price in the event of distributions of our indebtedness or our assets will generally result in deemed dividend treatment to holders of the Series D preferred stock, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for our common stock will not result in a taxable stock dividend.

     Deposit Account. Pursuant to the terms of the deposit agreement, each holder of Series D preferred stock will be treated as owning a pro rata portion of the cash deposited in the deposit account. Although there is no authority directly applicable to the treatment of the deposit account, we believe that the intended treatment is appropriate, because (1) such cash is intended to not be subject to the claims of our creditors, and (2) we will not be entitled to receive the cash in the deposit account except under limited circumstances.

     Each holder of Series D preferred stock should not treat its portion of the cash deposited in the deposit account as part of the cost of the Series D preferred stock for purposes of determining the holder's adjusted tax basis in such stock.

     Cash distributions of $0.875 per share of Series D preferred stock (in respect of each full quarter) on each quarterly deposit payment date for each quarterly period should be treated as withdrawals by the holders of the Series D preferred stock of amounts deposited in the deposit account. In the event Series D preferred stock is redeemed and amounts in the deposit account are distributed to holders of the Series D preferred stock such distributions should be treated as withdrawals by such holders of amounts deposited in the deposit account to the extent such distribution is of amounts originally deposited in the deposit account. Income earned on the cash deposited in the deposit account, if any, will be included in income by each holder of shares of Series D preferred stock pro rata in proportion to the number of shares of Series D preferred stock held by such holder. Each holder will include such amounts in income in the same manner as though the holder directly owned a pro rata share of the cash in the deposit account.

     Distributions of common stock by the deposit agent to the holders of the Series D preferred stock following our election to transfer common stock to the deposit agent should be treated as a purchase by each holder of Series D preferred stock of such common stock for an amount equal to the Series D preferred shareholder's share of the cash deposited in the deposit account allocated to such purchase. To the extent that the fair market value of the common stock exceeds the amount paid for such common stock, the excess will be treated as a distribution on the Series D preferred stock.

     In the event that we exercise our right to have the deposit account paid to us, the holders of the Series D preferred stock will be treated as having made an additional payment to us with respect to their Series D preferred stock, and accordingly, will receive an increase in the tax basis of their Series D preferred stock. In the event of the conversion of the Series D preferred stock into shares of our common stock prior to the deposit expiration date, we will be paid any remaining funds in the deposit account allocated to such stock. In such cases, holders of the common stock received in the conversion will be treated as having made additional payments to us with respect to our stock, and the tax basis of their common stock will reflect such increase.

     Backup Withholding. Under the backup withholding provisions of the Code and applicable treasury regulations, a holder of Series D preferred stock or common stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, Series D preferred stock or common stock unless such holder (a) is a corporation or comes within other exempt categories and when required demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     Consequence of Original Issue Discount. In connection with the initial sale of the Series D preferred stock, $49.1 million was placed in a deposit account. As a result, and in light of the fact that dividends will not accrue on the Series D preferred stock until February 15, 2001, the shares of Series D preferred stock will be considered as having been issued for federal tax purposes at a substantial discount from their liquidation preference amount. Consequently, purchasers of the Series D preferred stock generally will be required to include amounts in gross income for federal income tax purposes in advance of receipt of the cash payments to which the income is attributable.

     If a bankruptcy petition is filed by or against us under the United States Bankruptcy Code after the issuance of the Series D preferred stock, it is possible that the claim of a holder of Series D preferred stock with respect to the liquidation preference thereof may be limited to an amount equal to the sum of (1) the liquidation preference for the preferred stock less the discount at which such shares of Series D preferred stock are deemed to have been issued; and (2) that portion of the original discount that is not deemed to constitute "unmatured interest" or accretion within the meaning of the United States Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing could constitute "unmatured interest."

Consequences to Non-U.S. Holders of Series D Preferred Stock

     The following is a general discussion of United States federal income and estate tax consequences of the ownership and disposition of the Series D preferred stock or common stock by a person who is a not a U.S. Holder (a "Non-U.S. Holder").

     Dividends. Generally, dividends paid to a Non-U.S. Holder are subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Although there is no authority on point with respect to the application of the withholding tax to stock similar to the Series D preferred stock which provides for an accreting liquidation preference, we intend to treat the accretion of the liquidation preference to Non-U.S. Holders in a manner analogous to original issue discount notes. Accordingly, although the accretion in the liquidation preference of the Series D preferred stock on each deposit payment date will be subject to United States tax at a rate of 30% of the fair market value of the accretion in the liquidation preference, or such lower rate as may be specified by an applicable tax treaty, such tax will be collected by withholding only when amounts are actually paid by us (or our agent) to such Non-U.S. Holder.

     On and after the deposit expiration date, dividends paid in cash or common stock will be subject to withholding at the rate of 30% (or lower treaty rate). To the extent we elect to make dividend payments in common stock, we intend to withhold a number of shares of our common stock with a fair market value equal to the withholding tax. Cash dividends paid to a Non-U.S. Holder with respect to our common stock also will be subject to withholding at 30% or lower treaty rate.

     Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation, including, under current law, Form 4224, with us or our agent), but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     In order to claim the benefit of an applicable tax treaty, we (or our agent) may require a Non-U.S. Holder of common stock or Series D preferred stock to provide us or our agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of the treaty. In addition, backup withholding, as discussed below, may apply in some circumstances if applicable certification and other requirements are not met.

     A Non-U.S. Holder of Series D preferred stock or our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     Non-U.S. Holders should be aware that distributions in excess of current and accumulated earnings and profits have generally been treated as dividends for purposes of the foregoing discussion. However, recently promulgated treasury regulations allow corporations, in some circumstances, to treat payments with respect to stock as distributions other than dividends subject to withholding to the extent of insufficient earnings and profits. Holders should consult their own tax advisors regarding such regulations.

     Sale or Exchange. A Non-U.S. Holder will not be subject to United States income tax on any gain realized upon the sale or exchange of the Series D preferred stock or common stock if such holder has no connection with the United States other than holding the Series D preferred stock or common stock and in particular (1) such gain is not effectively connected with a trade or business in the United States of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual that has a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of such disposition, and (3) we are not nor have been a "U.S. real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period the Non-U.S. Holder held the common stock.

     We have not determined whether we are or have been within the prescribed period a "U.S. real property holding corporation" for federal income tax purposes. In general, we will be treated as a U.S. real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the total fair market value of our U.S. and non-U.S. real property interests and our other assets used or held in a trade or business. If we are, have been or become a U.S. real property holding corporation, so long as our common stock continues to be regularly traded on an established securities

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

market within the meaning of Section 897(c)(3), only a Non-U.S. Holder who holds or held, at any time during the shorter of the five-year period preceding the date of disposition or the holder's holding period, more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

     A Non-U.S. Holder engaged in a trade or business in the United States whose income from the Series D preferred stock or common stock (including gain from the sale or exchange thereof) is effectively connected with the conduct of such trade or business will generally be subject to regular United States federal income tax on such income in the same manner as if it were a U.S. person. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Deposit Account. Because we will treat cash distributions from the deposit account as non-taxable withdrawals, a Non-U.S. Holder generally will not be subject to United States tax on such distributions. Distributions from the deposit account attributable to interest earned on amounts held in the deposit account and invested in United States government obligations also should be exempt from United States withholding tax as portfolio interest provided that the Non-U.S. Holder provides a properly completed Internal Revenue Service Form W-8.

     Federal Estate Tax. An individual Non-U.S. Holder who is treated as the owner of the Series D preferred stock or common stock at the time of such individual's death or has made certain lifetime transfers of an interest in the Series D preferred stock or common stock will be required to include the value of such Series D preferred stock or common stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise.

     Backup Withholding and Information Reporting. Under some circumstances, the Internal Revenue Service requires "information reporting" and "backup withholding" at a rate of 31% with respect to payments of dividends and interest. Non-U.S. Holders generally would be exempt from Internal Revenue Service reporting requirements and United States backup withholding with respect to dividends payable on the Series D preferred stock. A Non-U.S. Holder of Series D preferred stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the proposed regulations would under some circumstances be subject to United States backup withholding at a rate of 31% on payments of dividends and interest. The application for exemption is available by providing a properly completed Internal Revenue Service Form W-9.

     The payment of the proceeds on the disposition of the Series D preferred stock by a Non-U.S. Holder to or through the United States office of a broker or through a non-United States branch of a United States broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of Series D preferred stock to or through a non-United States office of a non-United States broker will not be subject to backup withholding or information reporting unless the non-United States broker has specified United States relationships.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's United States federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

     New Regulations. Recent treasury regulations provide for new information reporting and withholding rules with respect to Non-U.S. Holders. In general, these regulations are effective after

December 31, 2000 (subject to transition rules). Non-U.S. Holders should consult their own tax attorneys regarding the effect of such regulations.

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

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Nixon Peabody LLP, New York, New York. Some of the attorneys with Nixon Peabody LLP currently own in the aggregate less than one percent of our common stock.

                                    EXPERTS

     The consolidated financial statements of PSINet Inc. incorporated in this document by reference to PSINet Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

     The consolidated financial statements of Metamor Worldwide, Inc. appearing in Metamor Worldwide, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the SEC on a regular basis that contain financial information and results of operations. You may read and copy materials that we have filed with the SEC at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You can also obtain copies of filed documents, at prescribed rates, by mail from the Public Reference Section of the SEC at its Judiciary Plaza location, listed above, or by telephone at 1-800-SEC-0330, or electronically through the SEC's Web Site at http://www.sec.gov.

     Our common stock and our Series C preferred stock are listed on the Nasdaq National Market under the symbols "PSIX" and "PSIXP," respectively. Our SEC filings can also be read and obtained at the following address:

                            The Nasdaq Stock Market
                                Reports Section
                              1735 K Street, N.W.
                            Washington, D.C.  20006

     We furnish our shareholders with annual reports containing our audited financial statements and with proxy material for our annual meetings complying with the proxy requirements of the Securities Exchange Act of 1934.

     We have filed a registration statement on Form S-3, as amended, with the SEC with respect to the securities being registered of which this prospectus is a part. This document does not contain all of the information contained in the registration statement, certain portions of which have been omitted as permitted by SEC rules. While complete in material respects, descriptions of documents in this prospectus are nonetheless summaries. Please refer to the full text of documents filed as exhibits for complete descriptions.

                      DOCUMENTS INCORPORATED BY REFERENCE

PSINet

     We are incorporating by reference in this prospectus the following documents which we have filed with the SEC:

     (1) Annual report on Form 10-K for the year ended December 31, 1999 (SEC File No. 0-25812). This report contains:

          . audited consolidated balance sheets for PSINet and its subsidiaries as of December 31, 1999 and 1998; and

          . audited consolidated statements of operations, of changes in shareholders' equity and of cash flows for the years ended December 31, 1999, 1998 and 1997; and

     (2) Quarterly report on Form 10-Q for the quarter ended March 31, 2000 (SEC File No. 0-25812).


     (3)  Current reports on Form 8-K (SEC File No. 0-25812) dated:

          .  January 10, 2000
          .  January 16, 2000
          .  January 24, 2000
          .  January 26, 2000
          .  January 27, 2000
          .  February 1, 2000
          .  March 22, 2000
          .  June 5, 2000
          .  June 13, 2000
          .  June 15, 2000
          .  June 15, 2000


     (4) The Joint Proxy Statement/Prospectus contained in Amendment No. 1 to the Registration Statement on Form S-4 (registration no. 333-34802) filed with the SEC on May 12, 2000.

     (5) Registration statement on Form 8-A dated April 7, 1995, as amended (SEC File No. 0-25812).

     (6) Registration statement on Form 8-A dated June 4, 1996, as amended (SEC File No. 0-25812).

Metamor

     We are incorporating by reference in this prospectus the risk factors and the following financial statements that have been filed by Metamor with the SEC (SEC File No. 0-26970) in its annual report on Form 10-K for the year ended December 31, 1999:

          . audited consolidated balance sheets for Metamor and its subsidiaries as of December 31, 1999 and 1998;

          . audited consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999; and

          .  notes to those consolidated financial statements.

Subsequent Filings

     We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until all the securities offered by this prospectus are sold. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports of Form 8-K, as well as proxy statements.

     This prospectus incorporates by reference documents that are not presented or delivered to you with it. We will send you copies of these documents, exclusive of exhibits, at no cost to you. Please direct your requests to the Office of the Secretary, PSINet Inc., 44983 Knoll Square, Ashburn, Virginia 20147 ((703) 726-4100).